Filed pursuant to General Instruction II.L of Form F-10

File No. 333-213422

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying short form base shelf prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States.

No securities regulatory authority in Canada or the United States has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the accompanying short form base shelf prospectus dated October 6, 2016 to which it relates and each document to be incorporated by reference into the base shelf prospectus or this prospectus supplement, constitutes a public offering of securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of POET Technologies Inc. at 120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2 (telephone: (416) 368-9411), and are also available electronically at www.sedar.com. See "Documents Incorporated by Reference".

Prospectus Supplement

to the Short Form Base Shelf Prospectus dated October 6, 2016

New Issue	October 28, 2016

POET Technologies Inc.

CAD$12,528,000

34,800,000 Units

Price: CAD$0.36 per Unit

This prospectus supplement (the "Prospectus Supplement") to the accompanying short form base shelf prospectus (the "Base Prospectus") of POET Technologies Inc. (the "Corporation" or "POET") dated October 6, 2016 (the "Prospectus") qualifies the distribution (the "Offering") of up to 34,800,000 units (the "Offered Units") of POET at a price of CAD$0.36 per Offered Unit (the "Offering Price") pursuant to an placement agency agreement, dated October 28, 2016 (the "Agency Agreement"), among POET, H.C. Wainwright & Co., LLC (the "Representative") as the representative of the agents (the "Agents") set forth in the Agency Agreement, and Cormark Securities Inc. Each Offered Unit consists of one common share of the Corporation (each, a "Unit Share") and one common share purchase warrant of the Corporation (each whole common share purchase warrant, a "Warrant"). The Offered Units will not be certificated and the Unit Shares and Warrants will be issued separately at closing of the Offering. Each Warrant will entitle the holder to purchase one common share of the Corporation (each, a "Warrant Share") at a price of CAD$0.52 per Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the date that is 5 years after the closing of the Offering.

	Price to the Public	Agents' Commission(1)	Net Proceeds to the Corporation(2)
Per Offered Unit(3)	CAD$0.36	CAD$0.0252(4)	CAD$0.3348(4)
Total	CAD$12,528,000	CAD$876,960	CAD$11,651,040

_____________

Notes:

(1)	The Corporation has agreed to pay the Agents a commission of seven percent (7.0%) of the aggregate gross Offering proceeds on gross Offering proceeds up to and including $10,000,000, and four percent (4.0%) on incremental gross Offering proceeds in excess of $10,000,000. In addition, the Corporation has agreed to pay a non-accountable expense allowance of $150,000 to the Representative at closing. See "Plan of Distribution".
(2)	Before deducting the expenses of the Offering, estimated to be CAD$500,000 (inclusive of the $150,000 expense allowance of the Agents), which, together with the Agents' Fee, will be paid from the general funds of the Corporation.
(3)	The Offering Price was determined by arm's length negotiation between the Corporation and the Agents, with reference to the prevailing market price of the Common Shares.
(4)	Reflects the Agents' Fee payable on Offered Units at a rate of 7.0%. The Agents' Fee per Offered Unit and net proceeds to the Corporation on incremental gross Offering proceeds in excess of $10,000,000 are CAD$0.0144 and CAD$0.3456, respectively.

No minimum amount of funds must be raised under the Offering. This means that the Corporation could complete the Offering after raising only a small proportion of the offering amount set out above.

There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this Prospectus Supplement. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. See "Risk Factors".

Unless otherwise indicated, all dollar amounts in this Prospectus are expressed in United States dollars. Canadian dollars are stated as "CAD$".

The Common Shares are listed on the TSX Venture Exchange ("TSXV") under the symbol "PTK" and quoted for trading on the OTCQX under the symbol "POETF". The closing price of the Common Shares on the TSXV and on the OTCQX on October 27, 2016, the last trading day prior to the date of this Prospectus Supplement, was CAD$0.48 and US$0.35, respectively. The Corporation has applied to the TSXV for approval of the listing of the Unit Shares and the Warrant Shares offered hereunder. The listing of the Unit Shares and the Warrant Shares will be subject to the Corporation fulfilling the listing requirements of the TSXV.

In the United States, offers will only be made to and subscriptions will only be accepted from persons that qualify as "institutional investors" exempt from qualification under the laws and regulations of their state of domicile.

Purchasing the Offered Units may subject you to tax consequences both in Canada and in the United States. This Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in this Prospectus Supplement under the headings "Certain Canadian Federal Income Tax Considerations" and "Certain Material United States Federal Income Tax Considerations" fully and consult with your own tax advisers.

Financial statements included or incorporated herein, have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of Canada, that some of its officers and directors are residents of Canada, that some or all of the experts named in the Registration Statement (as defined below) may be residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States.

These securities have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") nor any state securities commission or regulatory authority nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about November 2, 2016 or such later date as may be agreed upon by the Corporation and the Representative (the "Closing Date"). Other than pursuant to certain exceptions (in which case Unit Shares will be represented by share certificates), one or more book entry-only certificates representing the Unit Shares will be issued in registered form to CDS Clearing and Depository Services Inc. ("CDS") or its nominee and deposited with CDS on the Closing Date or registered to The Depository Trust Company ("DTC") and deposited with DTC on the Closing Date. A purchaser of Offered Units (other than a purchaser of Offered Units receiving a share certificate representing the Unit Shares) will receive only a customer confirmation from the registered dealer through which the Offered Units are purchased. It is expected that purchasers of Offered Units will receive physical certificates representing the Warrants purchased by them.

H.C. Wainwright & Co., LLC is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell Offered Units into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Units in Canada.

This Prospectus Supplement qualifies the distribution of the Offered Units, the Unit Shares and the Warrant Shares issuable upon the exercise of the Warrants. This Prospectus Supplement also covers the issuance of the Warrant Shares to the United States purchasers of the Warrants upon exercise of the Warrants, so long as the Registration Statement (as defined herein) remains effective and the Prospectus remains available for such issuance. See "Important Notice about this Prospectus Supplement" and "Plan of Distribution".

S-2

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement, the Base Prospectus, and the documents incorporated by reference herein and therein. POET and the Agents have not authorized anyone to provide purchasers with information different from that contained or incorporated by reference in this Prospectus Supplement, the Base Prospectus and the documents incorporated herein and therein. POET is offering to sell, and seeking offers to buy, the Offered Units only in jurisdictions where, and to persons to whom, offers and sales are lawfully permitted. POET does not undertake to update information contained or incorporated by reference in this Prospectus Supplement, except as required by applicable securities laws.

Messrs. Todd A. DeBonis, David E. Lazovsky, Ajit Manocha, Suresh Venkatesan and Mohandas Warrior are each directors of the Corporation that reside outside of Canada. Each of the foregoing has appointed Bennett Jones LLP as agents for service of process at 3400 One First Canadian Place, PO Box 130, Toronto, Ontario M5X 1A4. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

The head and registered office of the Corporation is Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario M4P 1E2.

S-3

TABLE OF CONTENTS

Page

IMPORTANT NOTICE ABOUT THIS PROSPECTUS SUPPLEMENT	5
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	6
Documents Incorporated by Reference	6
AVAILABLE INFORMATION	8
ELIGIBILITY FOR INVESTMENT	8
POET TECHNOLOGIES INC.	9
RECENT DEVELOPMENTS	9
CONSOLIDATED CAPITALIZATION	10
Use of Proceeds	11
Description of SECURITIES BEING DISTRIBUTED	11
plan of distribution	13
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	15
CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	18
Prior Sales	24
MARKET FOR SECURITIES	25
Risk Factors	26
ENFORCEABILITY OF CIVIL LIABILITIES	27
LEGAL MATTERS	27
AUDITORS, TRANSFER AGENT AND REGISTRAR	27
Interests of Experts	27
PURCHASERS' STATUTORY RIGHTS	28
PURCHASERS' CONTRACTUAL RIGHTS	28
Certificate of the Corporation	C-1
Certificate of the AGENTS	C-2

S-4

IMPORTANT NOTICE ABOUT THIS PROSPECTUS SUPPLEMENT

In this Prospectus Supplement, unless otherwise indicated or the context otherwise requires, the terms "POET", the "Corporation", the "Issuer", "we", "us" and "our" are used to refer to POET Technologies Inc. and its subsidiaries. Capitalized terms used but not defined herein have the meanings given to those terms in the accompanying Base Prospectus.

This document is comprised of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and certain other matters and also adds to and updates information contained in the accompanying Base Prospectus, and the documents incorporated by reference herein and therein. The second part, the accompanying Base Prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Base Prospectus solely for the purposes of the Offering. This Prospectus Supplement and the Base Prospectus are collectively referred to as this "Prospectus".

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Prospectus. To the extent there is a conflict between the information contained in this Prospectus Supplement and the Base Prospectus, you should rely on the information in this Prospectus Supplement. Neither the Corporation nor the Agents has authorized any other person to provide investors with additional or different information. If anyone provides you with any additional, different or inconsistent information, you should not rely on it. Neither the Corporation nor the Agents is making an offer of the Offered Units in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Base Prospectus is accurate as of any date other than the date of the document in which such information appears. The Corporation's business, financial condition, results of operations and prospects may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the accompanying Base Prospectus and information incorporated by reference herein and therein. This Prospectus Supplement does not contain all of the information contained in the Registration Statement (as defined herein), certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and our securities.

The address of the Corporation's website is http://www.poet-technologies.com. Information contained on POET's website does not form part of this Prospectus Supplement nor is it incorporated by reference herein. Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Base Prospectus. The Corporation has not authorized any person to provide different information.

Unless otherwise indicated, all dollar amounts in this Prospectus are expressed in United States dollars. Canadian dollars are stated as "CAD$". On October 27, 2016, the last business day before the date of this Prospectus Supplement, the noon exchange rate as quoted by the Bank of Canada was CAD$1.3386 = US$1.00.

Some of the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Base Prospectus concerning economic market data and industry trends is based upon or derived from information provided by market research, publicly available sources and industry sources. The Corporation believes that such information is accurate and that the sources from which it has been obtained are reliable. However, the Corporation cannot guarantee the accuracy of such information and the Corporation has not independently verified the assumptions upon which projections of future trends are based.

The securities being offered for sale under this Prospectus Supplement may only be sold in those jurisdictions in which offers and sales of the Offered Units are permitted. This Prospectus Supplement is not an offer to sell or a solicitation of an offer to buy the Offered Units in any jurisdiction where it is unlawful. The information contained in this Prospectus Supplement is accurate only as at the date of this Prospectus Supplement, regardless of the time of delivery of this Prospectus Supplement or of any sale of Offered Units.

S-5

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement and the accompanying Base Prospectus contain forward-looking statements and forward-looking information within the meaning of U.S. and Canadian securities laws, including but not limited to statements about the future product development and other operations of the Corporation, the timing, size and success of the Offering and the expected use of proceeds of the Offering. Forward-looking statements and information can generally be identified by the use of forward-looking terminology or words, such as, "continues", "with a view to", "is designed to", "pending", "predict", "potential", "plans", "expects", "anticipates", "believes", "intends", "estimates", "projects", and similar expressions or variations thereon, or statements that events, conditions or results "can", "might", "will", "shall", "may", "must", "would", "could", or "should" occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. Forward-looking statements and forward-looking information are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

The forward-looking statements and information in this Prospectus Supplement and the accompanying Base Prospectus are subject to various risks and uncertainties, including those described under the heading "Risk Factors" as well as under the heading "Risk Factors" in each of the Base Prospectus and the Corporation's AIF (as defined herein), many of which are difficult to predict and generally beyond the control of the Corporation, including without limitation risks:

•	associated with the Corporation's limited operating history;
•	associated with the Corporation's need for additional financing, which may not be available on acceptable terms or at all;
•	that the Corporation will not be able to compete in the highly competitive semiconductor market;
•	that the Corporation's objectives will not be met within the time lines the Corporation expects or at all;
•	associated with research and development;
•	associated with the integration of recently acquired businesses;
•	associated with successfully protecting patents and trademarks and other intellectual property;
•	concerning the need to control costs and the possibility of unanticipated expenses;
•	associated with manufacturing and development;
•	that the trading price of the Common Shares of the Corporation will be volatile; and
•	that shareholders' interests will be diluted through future stock offerings or options and warrant exercises.

For all of the reasons set forth above, investors should not place undue reliance on forward-looking statements. Other than any obligation to disclose material information under applicable securities laws or otherwise as may be required by law, the Corporation undertakes no obligation to revise or update any forward-looking statements after the date hereof.

Documents Incorporated by Reference

Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in each of the provinces of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at its head office at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario M4P 1E2, and are also available electronically in Canada through the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov. The filings of the Corporation through SEDAR and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein or as required by applicable law.

S-6

The following documents of the Corporation, filed by the Corporation with the securities commissions or similar authority in each of the provinces of Canada are specifically incorporated by reference in this Prospectus Supplement:

(a)	annual information form for the year ended December 31, 2015 on United States Securities and Exchange Commission Form 20-F, dated March 17, 2016 as amended dated March 17, 2016 (the "AIF");
(b)	management information circular dated May 24, 2016 relating to the annual meeting of shareholders held on July 7, 2016;
(c)	consolidated audited financial statements for the years ended December 31, 2015 and 2014, together with the auditors' report thereon;
(d)	management's discussion and analysis for the year ended December 31, 2015 (as amended);
(e)	interim consolidated financial statements for the three and six months ended June 30, 2016;
(f)	management's discussion and analysis for the three and six months ended June 30, 2016;
(g)	material change report dated May 4, 2016 concerning the acquisition by the Corporation of DenseLight Semiconductors Pte. Ltd.; and
(h)	material change report dated January 12, 2016 concerning the Corporation's multi-year development and supply agreement with EpiWorks Inc.;
(i)	a template version of the investor presentation dated October 12, 2016 (the "Investor Presentation"); and
(j)	the term sheet for the Offering dated October 13, 2016 (the "Term Sheet" and, together with the Investor Presentation, the "Marketing Materials"),

provided that these documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this Prospectus Supplement or in any other subsequently filed document that is also incorporated by reference in this Prospectus Supplement. To the extent that any document or information incorporated by reference into this Prospectus Supplement is included in a report that is filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement (in the case of a report on Form 6-K, if and to the extent expressly provided in such report).

Any documents of the type described in part 6.2(2) of Form 44-102 – Shelf Distributions, if filed by the Corporation after the date of this short form Prospectus and before the termination of the distribution, are deemed to be incorporated by reference in this Prospectus Supplement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

S-7

AVAILABLE INFORMATION

The Corporation is subject to the informational requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Corporation with, or furnished to, the SEC may be inspected and copied at the public reference facilities maintained by the SEC in the SEC's public reference room at 100 F Street, N.E., Washington, D.C., 20549 by paying a fee. Prospective investors may call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information regarding the public reference facilities. The SEC also maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

The Corporation has filed with the SEC a registration statement on Form F-10 (the "Registration Statement") under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), with respect to the Units. This Prospectus, including the documents incorporated by reference herein, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC's website: www.sec.gov.

ELIGIBILITY FOR INVESTMENT

Canadian Benefit Plan Considerations

In the opinion of Bennett Jones LLP, Canadian counsel to the Corporation and Dentons Canada LLP, Canadian counsel to Agents, based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (the "Tax Act") in force as of the date hereof,

(a)	the Unit Shares and Warrant Shares will, on the date of issue, be qualified investments for trusts governed by registered retirement savings plans (each an "RRSP"), registered education savings plans, registered retirement income funds (each a "RRIF"), registered disability savings plans, deferred profit sharing plans and tax-free savings accounts (each a "TFSA"), all within the meaning of the Tax Act (collectively, "Plans") provided that the Unit Shares or Warrant Shares, as the case may be, are listed on a "designated stock exchange" as defined in the Tax Act (which includes Tiers 1 and 2 of the TSXV); and
(b)	the Warrants will, on the date of issue, be qualified investments for Plans provided that either (i) the Warrants are listed on a "designated stock exchange" as defined in the Tax Act, or (ii) the Warrant Shares are listed on a "designated stock exchange" as defined in the Tax Act (which includes Tiers 1 and 2 of the TSXV), and the Corporation is not, and deals at arm's length with each person who is, an annuitant, a beneficiary, an employer or a subscriber under or a holder of such Plans.

S-8

Notwithstanding the foregoing, if the Unit Shares, Warrants and Warrant Shares held by a TFSA, RRSP or RRIF are "prohibited investments" for purposes of the Tax Act, the holder of the TFSA or the annuitant of the RRSP or RRIF will be subject to a penalty tax as set out in the Tax Act. The Unit Shares, Warrants and Warrant Shares will generally be a "prohibited investment" if the holder of a TFSA or the annuitant of a RRSP or RRIF, as the case may be: (i) does not deal at arm's length with the Corporation for purposes of the Tax Act; or (ii) has a "significant interest" (within the meaning of the Tax Act) in the Corporation. In addition, the Unit Shares and Warrant Shares will not be a "prohibited investment" if such securities are "excluded property", as defined in the Tax Act, for a TFSA, RRSP or RRIF. Holders who intend to invest through one or more of the Plans should consult their own tax advisors with respect to whether the Unit Shares, Warrants and Warrant Shares would be a prohibited investment having regard to their particular circumstances.

U.S. Benefit Plan Considerations

The Unit Shares and Warrant Shares are expected to be eligible for purchase by (a) "employee benefit plans" (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) that are subject to Title I of the ERISA or (b) a "plan" (as defined in Section 4975(e)(1) of the Code) subject to Section 4975 of the Code ((a) and (b) are each referred to as a "Plan"), (c) a person acting on behalf of or using Plan assets of any such Plan ("Plan Assets"), or (d) an entity that is subject any federal, state, local, or non-U.S. laws or regulations that are substantially similar to Title I of ERISA or Section 4975 of the Code ( each, a "Similar Law"), provided that such purchase will not result in a non-exempt prohibited transaction under ERISA, the Code, or Similar Law as applicable. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the Unit Shares or Warrant Shares on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and holding and whether an exemption would be applicable to the purchase and holding of Unit Shares or Warrant Shares.

POET TECHNOLOGIES INC.

The legal and commercial name of the Corporation is POET Technologies Inc. The Corporation was originally incorporated under the Corporation Act (British Columbia) on February 9, 1972 as Tandem Resources Ltd. On November 14, 1985, Tandem Resources Ltd. amalgamated with Stanmar Resources Ltd. and Keezic Resources Ltd., to continue as one company under the name Tandem Resources Ltd. under the Corporation Act (British Columbia). By Articles of Continuance dated January 3, 1997, Tandem Resources Ltd. was continued under the Business Corporations Act (Ontario) ("OBCA"). By Articles of Amendment dated September 26, 2006, Tandem Resources Ltd. changed its name to OPEL International Inc. By Certificate of Continuance dated January 30, 2007, OPEL International Inc. was continued under the Business Corporations Act (New Brunswick). By Articles of Continuance dated November 30, 2010, OPEL International Inc. was continued under the OBCA and changed its name to OPEL Solar International Inc. By Articles of Amendment dated August 25, 2011, OPEL Solar International Inc. changed its name to OPEL Technologies Inc. By Articles of Amendment dated July 23, 2013, OPEL Technologies Inc. changed its name to POET Technologies Inc. Today, the Corporation is an Ontario-based corporation governed by the OBCA.

The Corporation is a reporting issuer in each of the provinces of Canada.

The Corporation designs, manufactures and sells integrated opto-electronic solutions based on a proprietary single-chip process platform – Planar Opto-Electronic Technology (P.O.E.T.), which leverages internal manufacturing using both Gallium Arsenide and Indium Phosphide substrates to achieve greater levels of integration and efficiency at lower costs. The Corporation's photonic solutions are targeted at the data communications, medical, industrial, defense and automotive markets. Additionally, the Corporation's products are increasingly being utilized in sensing applications with the emergence of the Internet of Things market as well as lighting and display applications.

RECENT DEVELOPMENTS

On October 12, 2016, the Corporation announced its entering into of a long-term agreement to supply superluminescent diode products to Luxmux Technology Corporation ("Luxmux"), a Canada-based company and developer of "miniaturized photonics solutions" that enable next-generation light sensing systems. Under the arrangement, the Corporation, through its wholly owned subsidiary DenseLight Semiconductors, will design and manufacture multiple wavelength SLED sets for Luxmux to integrate into products that are used across a number of photonic applications. The agreement is structured as a strategic partnership to ensure the seamless integration of devices into Luxmux's Broad Spectrum Tunable Superluminescent Diode (BeST-SLEDTM) butterfly package.

S-9

On October 12, 2016, the Corporation announced its intention to carry out a financing transaction, which is proposed to be completed on the terms described in this Prospectus Supplement.

On October 17, 2016, the Corporation announced that Thomas R. Mika has been appointed Chief Financial Officer, effective November 2, 2016. Mr. Mika replaces Mr. Kevin Barnes, who will remain with the Corporation as Corporate Controller and Treasurer. Mr. Mika is an accomplished executive with significant financial and operational expertise.

On October 19, 2016, the Corporation announced that it had entered into an agreement with the Singapore Economic Development Board to expand the Corporation's research and development operations in Singapore. POET intends to establish an Integrated Photonics center within its current operations to further develop and commercialize differentiated photonics and opto-electronic products, which is expected to increase market penetration and enhance market acceptance of the POET portfolio as it is introduced. The Singapore operations are expected to further the development and production of POET's key technologies, including those developed with the joint program POET established with the Institute of Materials Research and Engineering in Singapore earlier this year. The planned initiatives are expected to eventually result in the addition of up to 30 engineers and scientists to POET, as the R&D center is established.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Corporation's cash and cash equivalents and consolidated capitalization as at June 30, 2016 on an actual basis and as adjusted to give effect to the distribution of the Units offered hereunder after deducting the Agents' commission and the estimated expenses of the Offering payable by the Corporation and the application of the net proceeds from the Offering as described under the section entitled "Use of Proceeds".

The table should be read in conjunction with the Corporation's audited annual consolidated financial statements for the year ended December 31, 2015, the Corporation's unaudited consolidated financial statements as at and for the six months ended June 30, 2016, including the notes thereto, and the management's discussion and analysis thereof, incorporated in each case by reference in this Prospectus Supplement and the accompanying Base Prospectus.

	As at June 30, 2016	As at June 30, 2016 after giving effect to the Offering(2)(3)(4)
Cash, cash equivalents	$12,759,617	$21,089,992

Total non-current liabilities(1)	$1,491,783	$1,491,783

Shareholders' Equity
Share capital	$99,819,411	$103,990,216
Warrants	$196,200	$4,355,770
Contributed surplus	$27,626,111	$27,626,111
Accumulated other comprehensive loss	$(1,685,927)	$(1,685,927)
Deficit	$(97,268,245)	$(97,268,245)
Total Shareholders' Equity	$28,687,550	$37,017,925

S-10

_______________

Notes:

(1)	This figure represents a deferred tax liability.
(2)	Reflects the issuance of 34,800,000 Offered Units pursuant to the Offering, but assumes no Warrants are exercised. If the Warrants are exercised in full, cash and cash equivalents, share capital, warrants and total shareholder's equity would be $34,608,594, $121,668,388, $196,200 and $50,536,527, respectively.
(3)	After deducting the Agents' Fee of CAD$876,960 and expenses of the Offering, estimated to be CAD$500,000.
(4)	Reflects amounts relating to the Offering converted from Canadian dollars to US Dollars at the noon rate on October 27, 2016 of CAD$1.3386 = US$1.00.

Use of Proceeds

POET intends to use the net proceeds from the Offering for general corporate purposes, which may include, among other things, increasing working capital and further product and sales development, as well as potential business or intellectual property acquisitions in support of strategic growth. POET anticipates that approximately 55% of the funds raised will be devoted to product development of its integrated laser technology. The proceeds will also be used to fund further epitaxial development that drives its integrated laser technology. The Corporation's R&D program is conducted through a combination of subcontract services and internal development. The Corporation anticipates that its integrated laser technology will be completed in 2018 with estimated development costs of $10 million.

While the Corporation intends to use the net proceeds as indicated above, there may be circumstances where a reallocation of funds may be deemed necessary or desirable. See "Risk Factors".

The Corporation had negative cash flow for the financial year ended December 31, 2015 and the six months ended June 30, 2016. If the Corporation continues to have negative cash flow into the future, net proceeds may need to be allocated to funding the negative cash flow in addition to the expenditures listed above.

Description of SECURITIES BEING DISTRIBUTED

Common Shares

The authorized capital of the Corporation consists of an unlimited number of Common Shares, without par value, of which there are 224,533,852 Common Shares issued and outstanding as of the date hereof, and one special voting share, of which there are nil special voting shares issued and outstanding as of the date hereof.

In addition, the Corporation has issued and outstanding 23,080,500 options to acquire Common Shares at a weighted average exercise price of CAD$1.16 per Common Share and a weighted average remaining contractual life of 3.81 years, of which 11,796,642 options to acquire Common Shares with a weighted average exercise price of CAD$1.06 per Common Share have vested as of the date hereof.

Holders of Common Shares are entitled to one vote per Common Share at meetings of shareholders, to receive such dividends as may be declared by the board of directors of the Corporation (the "Board of Directors") and to receive the residual property and assets of the Corporation upon dissolution or winding-up. The Common Shares are not subject to any future call of assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

The Corporation has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Corporation's policy is to retain its earnings, if any, for the financing of future growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Board of Directors will review this policy from time to time having regard to the Corporation's financing requirements, financial condition and other factors considered to be relevant.

Warrants

The following is a brief summary of certain terms and conditions of the Warrants and is subject in all respects to the provisions contained in the Warrants, the form of which is attached as a schedule to the Agency Agreement, which is available for review under the Corporation's issuer profile on SEDAR at www.sedar.com.

S-11

Exercisability

The Warrants are exercisable at any time on or after the date of their original issuance, and at any time up to the date that is five years after such initial date of issuance. The Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a U.S. registration statement registering the issuance of the Warrant Shares under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares upon a cash exercise, by payment in full in immediately available funds for the number of Warrant Shares. If a U.S. registration statement registering the issuance of the Warrant Shares under the Securities Act is not then effective or available and the Corporation has not advised in writing the holder of the Warrant being exercised that the Warrant Shares can be issued to the holder free of restrictions on transfer under the U.S. Securities Act upon a cash exercise, the holder may also exercise the Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of Warrant Shares determined according to the formula set forth in the Warrants. No fractional shares will be issued upon the exercise of a Warrant. As to any fraction of a share which the holder would otherwise be entitled to purchase upon such exercise, the Corporation shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the next whole share. A Warrant holder may be required to make certain representations and/or provide certain information in connection with, and as a condition to, cash exercises of the Warrant that are not pursuant to an effective U.S. registration statement and to provide certain information in connection with proposed cashless exercises of the Warrants. Furthermore, the Corporation is not obligated to maintain the effectiveness of a registration covering the issuance of common shares on exercise of the Warrants or to advise any holder that common shares can be issued the holder free of restrictions on transfer under the U.S. Securities Act upon a cash exercise. Accordingly, each Warrant holder may be required to exercise the holder's Warrant pursuant to a cashless exercise in order to obtain common shares that are not subject to restrictions on transfer under the Securities Act, and in some cases, cashless exercise may be the only method of exercise available to a Warrant holder.

Exercise Limitation

A holder will not have the right to exercise any portion of the Warrant if the holder (together with its affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates) would beneficially own in excess of 4.99% (or, upon election of holder prior to any issuance of Warrants, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon written notice to the Corporation, provided that any increase in such percentage shall be effective 61 days following such written notice from the holder to the Corporation.

Exercise Price; Adjustment

Each Warrant represents the right to purchase, subject to adjustment in certain circumstances, one Common Share at an exercise price of CAD$0.52 per Common Share. The exercise price and number of Warrant Shares underlying each Warrant are subject to appropriate adjustment in the event of certain stock dividends and splits, reclassifications or similar events affecting the Common Shares.

Additionally, if at any time while the Warrant is outstanding, the Corporation shall fix a record date or the issuance of any Common Share Equivalents (as defined in the Warrant) or rights to purchase shares, warrants or securities pro rata to the record holders of any class of shares (the "Purchase Rights"), then the holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the holder could have acquired if the holder had held the number of Common Shares acquirable upon complete exercise of such Warrants (without regard to any limitations on exercise thereof) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights (such right being subject to the beneficial ownership limitation described above, as applicable and provided in the Warrants).

During such time as this Warrant is outstanding, if we shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (a "Distribution"), at any time after the issuance of a warrant, then, in each such case, the holder shall be entitled to participate in such Distribution to the same extent that the holder would have participated therein if the holder had held the number of Common Shares acquirable upon complete exercise of such warrants (without regard to any limitations on exercise thereof) immediately before the date of which a record is taken for such Distribution (such right being subject to the beneficial ownership limitation described above, as applicable and provided in the Warrants).

S-12

Transferability

Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without the consent of the Corporation. There is currently no trading market for the Warrants and a trading market is not expected to develop.

Exchange Listing

The Corporation does not plan to apply to list the Warrants on the TSXV, the OTCQX or any other securities exchange or any other nationally recognized trading system.

Fundamental Transactions

In the event of a Fundamental Transaction, as defined in the Warrants and generally including any reorganization, recapitalization or reclassification of the Common Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, the Corporation's consolidation or merger with or into another person, the holders of the Warrants shall have the right to receive upon exercise of the Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such Fundamental Transaction. Alternatively, in the event of a Fundamental Transaction, at a Warrant holder's option, the Corporation will purchase the holder's Warrant by paying to the holder an amount of cash equal to the value of the remaining unexercised portion of the Warrant on the date of the consummation of such Fundamental Transaction, as calculated based on the Black-Scholes option pricing model in accordance with the Warrants.

Rights as a Shareholder

Except by virtue of such holder's ownership of Common Shares, and except for certain limited exceptions relating to subsequent rights offerings and pro rata distributions, the holder of a Warrant does not have the rights or privileges of a holder of Common Shares, including any voting rights, until the holder exercises the Warrant.

plan of distribution

Pursuant to the Agency Agreement, the Agents have agreed to sell, on a commercially reasonable best efforts basis, subject to compliance with all necessary legal requirements and the terms and conditions contained in the Agency Agreement, up to 34,800,000 Offered Units at the public offering price of CAD$0.36 per Offered Unit, payable in cash to the Corporation against delivery of such Offered Units, on the closing of the Offering. The Offering Price was determined by negotiation between the Corporation and the Representative on its own behalf and on behalf of the other Agents.

From time to time, certain of the Agents and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

H.C. Wainwright & Co., LLC is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell Offered Units into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Units in Canada. Subject to applicable law, the Agents may offer to sell the Offered Units outside of Canada and the United States.

In the United States, offers will only be made to and subscriptions will only be accepted from persons that qualify as "institutional investors" exempt from qualification under the laws and regulations of their state of domicile.

S-13

The Warrants will be created and issued pursuant to the terms of the certificates representing the Warrants. See "Description of Securities Being Distributed – Warrants". There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this Prospectus Supplement. This may affect the price of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. The Corporation does not intend to apply to list the Warrants on the TSXV or any other securities exchange. See "Risk Factors".

The obligations of the Agents may be terminated at their discretion upon the occurrence of certain events specified in the Agency Agreement including standard "litigation out", "financial out", "disaster out", "material adverse effect out" rights of termination.

The Corporation has agreed in the Agency Agreement to pay the Representative a non-accountable expense allowance of $150,000 in connection with this offering, of which $25,000 has been advanced prior to the date hereof and will be reimbursed to the extent not incurred pursuant to FINRA Rule 5110(f)(2)(D). The Corporation estimates that the total expenses for the Offering will be approximately CAD$500,000, including the $150,000 non-accountable expense allowance.

The Corporation has agreed to pay the Agents a commission of seven percent (7.0%) of the aggregate gross Offering proceeds on gross Offering proceeds up to and including $10,000,000, and four percent (4.0%) on incremental gross Offering proceeds in excess of $10,000,000. In addition, the Corporation has agreed to pay to the Representative a fee of 7% of the first $10,000,000 of gross proceeds to the Corporation from any exercise of any Warrants issued in the Offering and a fee of 4% of any gross proceeds to the Corporation from the exercise of Warrants in excess of $10,000,000. In addition, the Corporation has granted the Representative a right of first refusal to act as lead underwriter or lead placement agent in any public offering or private placement of equity or debt securities by the Corporation or any subsidiary during the term of the engagement of the Representative.

The Corporation has agreed, pursuant to the Agency Agreement, to indemnify the Agents and their respective affiliates and their respective directors, officers, employees shareholders and agents and each other person, if any, controlling any of the Agents or their affiliates and against certain liabilities, including liabilities under Canadian and U.S. securities legislation in certain circumstances or to contribute to payments the Agents may have to make because of such liabilities.

The Corporation has agreed in the Agency Agreement that the Corporation shall not issue, negotiate or enter into any agreement to sell or issue, or announce the issue of, any equity securities of the Corporation for a period of 180 days from the closing of this offering, other than: (a) the issuance of Common Shares or options to employees, officers or directors of the Corporation pursuant to any stock or option plan of the Corporation, (b) securities issued upon the exercise or exchange of or conversion of any securities issued under the Offering and/or other securities exercisable or exchangeable for or convertible into Common Shares issued and outstanding on the date of the Agency Agreement, provided that such securities have not been amended since the date of the Agency Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities, and (c) securities issued pursuant to acquisitions of businesses (or securities or assets thereof) or other strategic transactions approved by the board of directors of the Corporation, other than a transaction in which the Corporation is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

In addition, each of the directors and officers of the Corporation have entered into lock-up agreements pursuant to which such directors and officers have agreed not to offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the director or officer), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to, any Common Shares or securities convertible, exchangeable or exercisable into, Common Shares beneficially owned, held or hereafter acquired by the director or officer for a period of 90 days commencing on the date of the Agency Agreement, other than as permitted pursuant to the terms of the lock-up agreements.

S-14

Subscriptions for the Offered Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about November 2, 2016. It is anticipated that the Unit Shares forming part of the Offered Units will be issued in "book-entry only" form and represented by a global certificate or certificates, or be represented by uncertificated securities, registered in the name of CDS or its nominee or DTC, as directed by the Agents, and will be deposited with CDS or DTC, as the case may be. Except in limited circumstances described above, no beneficial holder of Unit Shares will receive definitive certificates representing their interest in the Unit Shares. Beneficial holders of Unit Shares will receive only a customer confirmation from the Agents or other registered dealer who is a CDS or DTC participant and from or through whom a beneficial interest in the Unit Shares is acquired. Purchasers of the Offered Units will be issued certificates representing the Warrants comprising a part of their purchased Offered Units.

The Corporation has applied to the TSXV for the listing of the Unit Shares and the Warrant Shares. Listing of the Unit Shares and the Warrant Shares will be subject to the Corporation fulfilling all the listing requirements of the TSXV. The Corporation does not intend to apply to the TSXV for the listing of the Warrants.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Tax Act, generally applicable to a holder who acquires, as beneficial owner, Unit Shares and Warrants pursuant to the Offering, and Warrant Shares upon exercise of the Warrants, and who, for purposes of the Tax Act and at all relevant times, holds Unit Shares, Warrant Shares and Warrants as capital property and deals at arm's length with the Corporation, the Agents and any subsequent purchaser of such securities. A holder who meets all of the foregoing requirements is referred to as a "Holder" herein, and this summary only addresses such Holders. Generally, Unit Shares, Warrant Shares and Warrants will be considered to be capital property to a Holder, provided the Holder does not hold Unit Shares, Warrant Shares and Warrants in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder (i) that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules in the Tax Act, (ii) that is a "specified financial institution", as defined in the Tax Act, (iii) an interest in which is a "tax shelter investment" as defined in the Tax Act, (iv) that has elected to determine its Canadian tax results in a "functional currency" other than the Canadian dollar, or (v) that has entered into or will enter into a "derivative forward agreement" or "synthetic disposition arrangement", each as defined in the Tax Act, with respect to the Unit Shares, Warrants or Warrant Shares.

Additional considerations, not discussed herein, may be applicable to Holder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring the Offered Units.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA's administrative policies and assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances.

S-15

Allocation of Offering Price

Holders will be required to allocate the aggregate cost of an Offered Unit between the Unit Share and the Warrant on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. The Corporation intends to allocate as consideration for their issue CAD$0.20 to each Unit Share and CAD$0.16 to each Warrant acquired as part of an Offered Unit. The Corporation believes that such allocation is reasonable but such allocation will not be binding on the CRA or a Holder and the Corporation expresses no opinion with respect to such allocation. The adjusted cost base to a Holder of a Unit Share acquired as part of an Offered Unit will be determined by averaging the cost of such Unit Share with the adjusted cost base of all Common Shares of the Corporation held by the Holder as capital property immediately before such acquisition.

Exercise of Warrants

No gain or loss will be realized by a Holder on the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder's cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder's adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder's adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Common Shares of the Corporation held as capital property immediately before the acquisition of the Warrant Share.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Unit Shares, Warrants, or Warrant Shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act.

Taxation of Resident Holders

The following portion of this summary applies to Holders (as defined above) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (herein, "Resident Holders") and this portion of the summary only addresses such Resident Holders. Certain Resident Holders who might not be considered to hold their Unit Shares or Warrant Shares as capital property may, in certain circumstances, be entitled to have them and any other "Canadian security" (as defined in the Tax Act) be treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This election does not apply to Warrants. Resident Holders contemplating such election should consult their own tax advisors for advice as to whether it is available and, if available, whether it is advisable in their particular circumstances.

Expiry of Warrants

The expiry of an unexercised Warrant generally will result in a capital loss to the Resident Holder equal to the adjusted cost base of the Warrant to the Resident Holder immediately before its expiry. See discussion below under the heading "Capital Gains and Capital Losses".

Taxation of Dividends

A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the Unit Shares or Warrant Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Corporation designates the dividend as an "eligible dividend" in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Corporation to designate any particular dividend as an "eligible dividend".

S-16

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation's taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. A corporation that is a "private corporation" (as defined in the Tax Act) or any other corporation controlled (whether because of a beneficial interest in one or more trusts or otherwise) by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Unit Shares or Warrant Shares in a year to the extent such dividends are deductible in computing taxable income for the year.

Disposition of Unit Shares, Warrants and Warrant Shares

A Resident Holder who disposes, or is deemed to dispose, of a Unit Share, a Warrant (other than on the exercise thereof) or a Warrant Share generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of such Unit Shares, Warrants or Warrant Shares, as the case may be, immediately before the disposition or deemed disposition. The taxation of capital gains and losses is generally described below under the heading "Capital Gains and Capital Losses".

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses not so deductible in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Unit Share or Warrant Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Unit Shares or Warrant Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including taxable capital gains.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders (as defined above) who, for the purposes of the Tax Act and at all relevant times: (i) are not resident or deemed to be resident in Canada, and (ii) do not use or hold Unit Shares, Warrants or Warrant Shares in carrying on a business in Canada. Holders who meet all of the foregoing requirements are referred to herein as "Non-Resident Holders", and this portion of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

S-17

Receipt of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Corporation are subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, under the Canada-United States Tax Convention (1980) as amended (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to benefits under the Treaty (a "U.S. Holder") is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Corporation's voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Unit Shares, Warrants and Warrant Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Unit Share, a Warrant or a Warrant Share unless such Unit Share, Warrant Share or Warrant, as the case may be, constitutes "taxable Canadian property" (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Provided the Unit Shares and Warrant Shares are listed on a "designated stock exchange", as defined in the Tax Act (which currently includes Tiers 1 and 2 of the TSXV) at the time of disposition, the Unit Shares, Warrants, and Warrant Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm's length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the Unit Shares and Warrant Shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Unit Shares, Warrants, and Warrant Shares could be deemed to be taxable Canadian property.

Even if the Unit Shares, Warrants, and Warrant Shares are taxable Canadian property to a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Unit Shares, Warrants, and Warrant Shares by virtue of an applicable income tax treaty or convention. In cases where a Non-Resident Holder disposes, or is deemed to dispose, of a Unit Share, a Warrant (other than on the exercise thereof) or a Warrant Share that is taxable Canadian property to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption from tax under the Tax Act or pursuant to the terms of an applicable income tax treaty or convention, the consequences under the heading "Taxation of Resident Holders – Capital Gains and Capital Losses" will generally be applicable to such disposition. Non-Resident Holders who may hold Unit Shares, Warrants or Warrant Shares as taxable Canadian property should consult their own tax advisors.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain material United States federal income tax considerations generally applicable to U.S. Holders (as defined below) of Offered Units acquired under this U.S. Placement Memorandum. This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury Regulations under the Code, United States court decisions and interpretations of the United States Internal Revenue Service (the "IRS"), all as of the date hereof and all of which are subject to change, possibly on a retroactive basis.

S-18

This summary applies only to U.S. Holders that hold Unit Shares, Warrants and Warrant Shares as "capital assets" within the meaning of section 1221 of the Code. This discussion does not address all of the U.S. federal income tax considerations that may be applicable to a U.S. Holder's particular circumstances (such as the 3.8% tax on net investment income) or to U.S. Holders that may be subject to special tax rules under the Code (including, without limitation, banks, real estate investment trusts, regulated investment companies, insurance companies, persons subject to the alternative minimum tax, tax-exempt organizations, persons that are dealers in securities or currencies, persons that are traders in securities that elect to apply a mark-to-market accounting method, persons that have a functional currency other than the United States dollar, persons that hold Unit Shares, Warrants and Warrant Shares in a tax-deferred or tax-advantaged account, persons that are partners, shareholders or beneficiaries of an entity that is a U.S. Holder, persons that will hold Unit Shares, Warrants and Warrant Shares as a position in a hedging transaction, "straddle" or "conversion transaction" for United States federal income tax purposes, persons deemed to sell Unit Shares, Warrants and Warrant Shares under the constructive sale provisions of the Code, persons that receive Unit Shares, Warrants and Warrant Shares as compensation for services rendered or persons that own, directly, indirectly or constructively, 10% or more of the total voting power of the Corporation's stock entitled to vote). This summary does not consider the effect of the United States federal, estate or gift tax laws or the tax laws of Canada or any other applicable foreign, state, local or other jurisdiction.

This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the United States; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Offered Shares in connection with carrying on a business in Canada; (d) persons whose Offered Shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended.

For purposes of this summary, "U.S. Holders" means: (i) citizens or individual residents of the United States as defined under United States tax laws; (ii) corporations or other entities taxable as corporations that are created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) estates, the income of which is subject to United States federal income taxation regardless of the source of such income; or (iv) trusts if in each case (a) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of its substantial decisions or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If a partnership (or an entity taxable as a partnership for United States federal income tax purposes) holds Unit Shares, Warrants or Warrant Shares, the United States federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.

This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

This summary is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of Offered Units, Unit Shares, Warrants or Warrant Shares, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of Offered Units should consult their own tax advisors about the U.S. federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Unit Shares, Warrants and Warrant Shares.

Allocation of Offered Unit Purchase Price

The aggregate purchase price for each Offered Unit must be allocated by the U.S. Holders between the Unit Share and the Warrant on a reasonable basis in proportion to their respective fair market values in order to determine each such component's respective tax basis for U.S. federal income tax purposes. For its own purposes, the Corporation intends to allocate CAD$0.20 of the Offering Price to each Unit Share and CAD$0.16 of the Offering Price to each Warrant. Although the Corporation believes that its allocation is reasonable, it is not binding on the IRS or any U.S. Holder. U.S. Holders should consult their own tax advisors concerning the appropriate allocation of the Offering Price between the Unit Share and the Warrant comprising each Offered Unit.

S-19

A U.S. Holder's initial tax basis in the Unit Share and the Warrant should equal the portion of the U.S. Holder's purchase price of an Offered Unit allocated thereto. The separation of the Unit Share and the Warrant constituting an Offered Unit should not be taxable for U.S. federal income tax purposes.

Ownership and Disposition of Unit Shares, Warrants and Warrant Shares

The following discussion is subject to the rules described below under the heading "Passive Foreign Investment Company Rules."

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Unit Share or a Warrant Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any non-U.S. income tax withheld from such distribution) to the extent of the Corporation's current or accumulated "earnings and profits" as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the Corporation's current and accumulated "earnings and profits," such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Unit Share or Warrant Share and thereafter as gain from the sale or exchange of such Unit Share or Warrant Share (see "Sale or Other Taxable Disposition of Unit Shares and Warrant Shares" below). Unless otherwise advised, each U.S. Holder should assume that any distribution by the Corporation with respect to a Unit Share or a Warrant Share will constitute dividend income for U.S. federal income tax purposes. Dividends received on a Unit Share or Warrant Share by corporate U.S. Holders generally will not be eligible for the dividends received deduction. Subject to the PFIC (as defined below) rules discussed below, dividends paid to non-corporate U.S. Holders generally are expected to be eligible for the preferential tax rates applicable to long-term capital gains for qualified dividends.

Sale or Other Taxable Disposition of Unit Shares and Warrant Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Unit Shares and Warrant Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any consideration realized and (b) such U.S. Holder's tax basis in such Unit Shares or Warrant Shares sold or otherwise disposed of. Such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Unit Shares or Warrant Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to certain limitations.

Exercise of Warrants

A U.S. Holder generally will not realize a gain or loss upon the exercise of a Warrant. The U.S. Holder's adjusted tax basis in a Warrant Share received upon the exercise of a Warrant will be equal to the aggregate of the U.S. Holder's adjusted tax basis of the Warrant exercised plus the exercise price paid for the Warrant Share. A U.S. Holder's holding period for Warrant Shares acquired upon the exercise of Warrants will not include the period during which the U.S. Holder held the Warrants.

Disposition or Expiration of Warrants

A U.S. Holder that disposes of or is deemed to have disposed of a Warrant (other than a disposition arising on the exercise or expiration of a Warrant) generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds on disposition exceed (or are exceeded by) the adjusted tax basis of such Warrant. In the event of the expiration of an unexercised Warrant, a U.S. Holder generally will realize a capital loss equal to such U.S. Holder's adjusted tax basis of the Warrant. Such gain or loss will generally be treated as long-term capital gain or loss if the Warrant is held by the U.S. Holder for more than one year at the time of such disposition or expiration. The deductibility of capital losses is subject to certain limitations.

S-20

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if and to the extent that such adjustment has the effect of increasing such U.S. Holder's proportionate interest in the "earnings and profits" or assets of the Corporation, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the Corporation). Such constructive distribution to a U.S. Holder of Warrants would be treated as if such U.S. Holder had received a cash distribution from the Corporation (taxed as described above under "Taxation of Distributions").

Passive Foreign Investment Company ("PFIC") Rules

General

The determination of whether or not the Corporation is a PFIC is made on an annual basis at the close of the taxable year and will depend upon the composition of its income and assets from time to time. Specifically, the Corporation will be classified as a PFIC for U.S. federal income tax purposes if either: (i) 75% or more of its gross income in a taxable year is passive income or (ii) 50% or more of the quarterly average of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents, certain gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income. For these purposes, if the Corporation owns, directly or indirectly, at least 25% by value of the stock of another corporation, then the Corporation will be treated as if it directly held its proportionate share of the assets of such other corporation, and directly earned its proportionate share of the income of such other corporation. In addition, if the Corporation were to be treated as a PFIC with respect to a U.S. Holder, the U.S. Holder would be deemed to own its proportionate share of such Subsidiary PFICs and may be subject to the PFIC rules described herein with respect to the shares of such Subsidiary PFICs that the U.S. Holder would be deemed to own.

No determination has been made whether the Corporation will be a PFIC or any subsidiary will be a Subsidiary PFIC. It is expected that the Corporation would not be a PFIC in a taxable year in which it generates a material amount of operating income. If the Corporation is a PFIC at any time during a U.S. Holder's holding period for Unit Shares and Warrant Shares then, unless the U.S. Holder makes a timely qualified electing fund election or a mark-to-market election as discussed below, any subsequent distribution by the Corporation to the U.S. Holder, or disposition of Unit Shares, Warrants or Warrant Shares by the U.S. Holder, may be subject to the adverse consequences of owning stock in a PFIC (discussed below under "—Excess Distributions"), regardless of whether the Corporation is a PFIC in the year of the distribution or disposition.

Qualified Electing Fund Election and Mark-to-Market Election for Unit Shares and Warrant Shares

If a non-U.S. corporation that is a PFIC provides certain information to its U.S. Holders, a U.S. Holder generally can mitigate the adverse consequences of owning stock in the PFIC. A QEF Electing U.S. Holder would be required to include currently in gross income such QEF Electing U.S. Holder's pro rata share of any annual ordinary earnings and net capital gains (but may not include any net loss) of the Corporation in any year in which the Corporation is a PFIC. As discussed above, it is expected that the Corporation would not be a PFIC in a taxable year in which it generates a material amount of operating income. Accordingly, once the Corporation starts generating operating income from commercial production and, as a result, ceases to be a PFIC, the QEF Election would no longer require an income inclusion if the QEF Election was made in the first year of the U.S. Holder's holding period in which the Corporation is a PFIC. If a QEF Electing U.S. Holder demonstrates to the satisfaction of the IRS that any amounts actually distributed on the Unit Shares and Warrant Shares have been paid from earnings and profits that were previously included in income pursuant to a timely QEF Election, then such distributions generally will not be taxable. Such a QEF Electing U.S. Holder's tax basis in the Unit Shares and Warrant Shares generally will be increased by any amounts currently included in income under the QEF rules and generally will be decreased by any subsequent distributions from the Corporation that are treated as non-taxable distributions.

S-21

The Corporation will make available to U.S. Holders, upon their written request: (a) timely and accurate information as to its status as a PFIC and the status of any Subsidiary PFIC in which the Corporation owns more than 50% of such Subsidiary PFIC's total aggregate voting power, and (b) for each year in which the Corporation is a PFIC, provide to a U.S. Holder, upon written request, all information and documentation that a U.S. Holder making a QEF Election with respect to the Corporation and such Subsidiary PFIC in which the Corporation owns more than 50% of the total aggregate voting power is required to obtain for U.S. federal income tax purposes. Because the Corporation may hold 50% or less of the aggregate voting power of one or more Subsidiary PFICs at any time, U.S. Holders should be aware that there can be no assurance that the Corporation will satisfy record keeping requirements that apply to a QEF, or that the Corporation will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Corporation is a PFIC and a U.S. Holder wishes to make a QEF Election with respect to any such Subsidiary PFIC. With respect to Subsidiary PFICs for which the Corporation does not obtain the required information, U.S. Holders will be subject to the default PFIC rules discussed below under "Excess Distributions." Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to the Corporation and any Subsidiary PFIC.

A QEF Election must be made by a U.S. Holder on IRS Form 8621 before the due date (including extensions) for such U.S. Holder's U.S. federal income tax return for the taxable year for which the QEF Election is made and, once made, will be effective for all subsequent taxable years of such U.S. Holder, unless revoked with the consent of the IRS. U.S. Holders should consult their own tax advisors regarding the advisability of making a QEF Election if the Corporation is treated as a PFIC while the U.S. Holder holds Unit Shares and Warrants or Warrant Shares.

Alternatively, a U.S. Holder generally may make a mark-to-market election with respect to Unit Shares and Warrant Shares if the stock is "regularly traded" on a "qualified exchange" (which should include the Toronto Stock Exchange or the TSX Venture Exchange). There can be no assurance that the Unit Shares and Warrant Shares will be considered regularly traded. If the Unit Shares or Warrant Shares are considered to be regularly traded on an qualified exchange, a U.S. Holder that made a mark-to-market election would, for each taxable year in which the Corporation was a PFIC, include as ordinary income or loss the difference between the fair market value of the Unit Shares or Warrant Shares (as applicable) at the end of the taxable year and the adjusted tax basis of the Unit Shares or Warrant Shares (but loss could only be included to the extent of the net amount of previously included in income as a result of the mark-to-market election). Under these rules, the U.S. Holder's tax basis in the Unit Shares and Warrant Shares would be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of Unit Shares and Warrant Shares would be treated as ordinary income.

Although a mark-to-market election would allow U.S. Holders holding Unit Shares and Warrant Shares to avoid certain adverse United States tax consequences of owning stock of a PFIC, it nevertheless would result in the current taxation of any unrealized appreciation in the Unit Shares and Warrant Shares, even if such appreciation occurred before the Corporation began generating non-passive income. In addition, were the Corporation to be a PFIC, a mark-to-market election would not be available with respect to the stock of the subsidiaries of the Corporation that are also PFICs. U.S. Holders should consult their own tax advisors regarding the mark-to-market election as applied to the Unit Shares and Warrant Shares in their particular circumstances.

A U.S. Holder who acquires Warrants at a time when such U.S. Holder does not also own or acquire Unit Shares or other common shares of the Corporation will be unable to make a QEF Election or mark-to-market election as to the Warrants. As a result, if the Corporation is a PFIC in any year while such U.S. Holder holds Warrants, such U.S. Holder may be subject to adverse income tax consequences under the PFIC rules if such U.S. Holder subsequently acquires Warrant Shares. U.S. Holders who acquire Warrants but do not also own or acquire Unit Shares or other common shares of the Corporation should consult their tax advisors concerning the application of the PFIC rules to the Warrants.

S-22

Excess Distributions

If a U.S. Holder does not make a timely QEF Election or a timely mark-to-market election with respect to the Unit Shares and Warrant Shares, any "excess distribution" (generally a distribution in respect of Unit Shares and Warrant Shares in excess of 125% of the average distributions over a three-year period or shorter holding period for such Unit Shares and Warrant Shares) and any gain realized on the sale or other disposition of the Unit Shares, Warrants and Warrant Shares will be treated as ordinary income and will be subject to tax as if: (1) the excess distribution or gain had been realized rateably over the U.S. Holder's holding period for the Unit Shares, Warrants and Warrant Shares (as applicable); (2) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the taxable period of the disposition and any taxable period before the Corporation became a PFIC, which would be subject to tax at the U.S. Holder's regular ordinary income rate and would not be subject to the interest charge discussed in (3)); and (3) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.

PFIC Reporting Requirements

If the Corporation is a PFIC, each U.S. Holder must file IRS Form 8621 to report any elections describe above, any distributions received with respect to Unit Shares and Warrant Shares and any gains realized with respect to Unit Shares, Warrants and Warrant Shares. Prospective purchasers should consult their own tax advisors regarding the PFIC reporting requirements that would apply to them if the Corporation were to be a PFIC.

The PFIC rules are very complex, particularly as applied to the Warrants. The Corporation cannot give any assurance as to its status as a PFIC for the current or any future year, and offers no opinion or representation of any kind with respect to the PFIC status of the Corporation. U.S. Holders should consult their own tax advisor with respect to the PFIC rules and elections and their applicability to their particular tax situation.

Foreign Tax Credit

A U.S. Holder that pays (or has withheld from distributions) Canadian income tax with respect to the Corporation may be entitled to a tax credit for such tax. There are significant and complex limitations which apply to the credit. Unused foreign tax credits can generally be carried back one year and carried forward ten years. U.S. Holders should consult their own tax advisors concerning the ability to utilize foreign tax credits.

Currency Fluctuations

For United States federal income tax purposes, the amount received by a U.S. Holder as payment with respect to a distribution on, or disposition of, Warrants, Unit Shares and Warrant Shares, if paid in Canadian dollars, will be the U.S. dollar value of the payment at the date of the payment, regardless of whether the payment is later converted into U.S. dollars. In such case, the U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date on which the payment is made and the date the payment is converted into U.S. dollars.

Backup Withholding Tax

Backup withholding of U.S. federal income tax may apply to certain payments made to a non-corporate U.S. Holder that:

•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that backup withholding is required; or
•	in certain circumstances, fails to comply with applicable certification requirements.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder's United States federal income tax liability and may entitle that holder to a refund, provided that certain required information is timely furnished to the IRS. Each U.S. Holder should consult its own tax advisor regarding the backup withholding tax rules applicable to such U.S. Holder.

S-23

Prior Sales

During the twelve-month period prior to the date of this Prospectus Supplement, the Corporation issued the following Common Shares (all prices in CAD$):

Date	CAD$ per Common Share	Number of Common Shares	Date	CAD$ per Common Share	Number of Common Shares
October 1-30, 2015(2)	$0.490	170,000	May 27, 2016(1)	$0.230	13,040
October 30, 2015(1)	$0.500	200,000	May 27, 2016(1)	$0.230	5,000
November 2-3, 2015(2)	$0.440	100,000	June 1-30, 2016(2)	$0.445	650,000
November 2-16, 2015(2)	$0.490	220,000	June 3, 2016(2)	$0.345	10,000
November 2-30, 2015(2)	$0.445	270,000	June 3-9, 2016(2)	$0.490	300,000
November 4, 2015(2)	$0.345	5,000	June 3-30, 2016(2)	$0.235	700,000
November 4, 2015(2)	$0.510	7,000	June 23, 2016(3)	$1.000	1,996,090
November 5, 2015(1)	$0.500	201,500	June 28, 2016(1)	$0.230	25,000
November 5-26, 2015(2)	$0.460	450,000	July 4-29, 2016(2)	$0.445	530,000
December 1, 2015 –			July 7-29, 2016(2)	$0.235	200,000
January 6, 2016(2)	$0.445	531,000	July 13, 2016(2)	$0.440	50,000
December 10-23, 2015(2)	$0.430	500,000	August 3, 2016(2)	$0.445	40,000
January 7-25, 2016(2)	$0.445	204,000	August 8, 2016(2)	$0.445	40,000
January 8-25, 2016(2)	$0.490	75,000	August 9, 2016(1)	$0.23	8,000
January 14, 2016(1)	$0.500	458,110	August 10, 2016(2)	$0.445	40,000
January 15, 2016(2)	$0.510	2,000	August 10, 2016(2)	$0.235	47,500
January 15-27, 2016(2)	$0.440	155,000	August 15, 2016(2)	$0.235	30,000
January 19, 2016(1)	$0.500	19,395	August 16, 2016(2)	$0.235	22,500
January 27-29, 2016(2)	$0.470	46,000	August 16, 2016(1)	$0.23	500,000
February 1-2, 2016(2)	$0.470	54,000	August 17, 2016(2)	$0.445	19,500
February 1-3, 2016(2)	$0.490	50,000	August 18, 2016(2)	$0.445	6,500
February 3, 2016(1)	$0.230	3,250	August 23, 2016(2)	$0.445	40,000
February 3-5, 2016(2)	$0.510	22,000	August 23, 2016(2)	$0.235	50,000
February 9, 2016(1)	$1.000	631,000	August 24, 2016(1)	$0.23	536,900
February 10, 2016(1)	$1.000	100,000	August 24, 2016(2)	$0.445	13,000
February 11, 2016(1)	$1.000	146,000	August 25, 2016(2)	$0.445	31,000
February 12, 2016(1)	$0.500	25,100	August 30, 2016(2)	$0.235	50,000
February 12, 2016(1)	$1.000	1,304,092	August 30, 2016(2)	$445	1,000
February 22, 2016(2)	$0.445	10,000	August 31, 2016(2)	$445	49,000
April 3-21, 2016(2)	$0.445	160,000	August 31, 2016(1)	$0.230	536,900
April 4, 2016(2)	$0.230	15,000	September 2, 2016(2)	$0.235	50,000
April 4, 2016(2)	$0.280	15,000	September 9, 2016(2)	$0.235	25,000
April 5, 2016(2)	$0.490	50,000	September 12, 2016(2)	$0.235	12,500
April 5-27, 2016(2)	$0.440	80,000	September 12, 2016(2)	$0.235	37,500
May 3-18, 2016(2)	$0.440	40,000	September 13, 2016(2)	$0.235	12,500
May 5-31, 2016(2)	$0.445	115,000	September 15, 2016(2)	$0.235	75,000
May 10-25, 2016(2)	$0.510	600,000	September 16, 2016(1)	$0.230	19,525
May 11, 2016(5)	$1.000	1,738,236	September 22, 2016(2)	$0.235	63,000
May 11, 2016(5)	$1.000	648,150	September 23, 2016(2)	$0.235	37,000
May 11, 2016(4)	$1.000	13,611,150	October 3, 2016(2)	$0.235	100,000
May 11, 2016(2)	$0.230	75,000	October 13, 2016(2)	$0.445	35,000
May 19, 2016(2)	$0.280	30,000	October 14, 2016(2)	$0.235	75,000
May 19, 2016(2)	$0.760	75,000	October 17, 2016(2)	$0.235	35,000
May 25-31, 2016(2)	$0.235	300,000

S-24

Notes:

(1)       Common shares issued pursuant to exercise of warrants

(2)       Common shares issued on such date or dates within the indicated period pursuant to exercise of options

(3)       Common Shares issued in connection with the acquisition of BBP

(4)       Common Shares issued in connection with the acquisition of DSL

(5)       Common Shares issued in connection with the settlement of certain debts of DenseLight

MARKET FOR SECURITIES

The Common Shares are listed on the TSXV under the symbol "PTK". The following table sets forth information relating to the trading and quotation of the Common Shares on the TSXV (in CAD$) for the months indicated.

Period	High (CAD$)	Low (CAD$)	Volume
October 2015	$1.20	$0.72	11,457,683
November 2015	$0.95	$0.79	4,521,978
December 2015	$1.05	$0.80	4,477,561
January 2016	$0.98	$0.84	6,557,044
February 2016	$1.10	$0.95	7,253,595
March 2016	$1.08	$0.86	5,672,179
April 2016	$1.44	$0.87	8,243,473
May 2016	$1.44	$0.96	8,620,420
June 2016	$0.98	$0.83	5,874,560
July 2016	$0.95	$0.80	3,678,989
August 2016	$0.90	$0.76	4,268,379
September 2016	$0.84	$0.78	2,340,143
October 1-27, 2016	$0.81	$0.47	10,770,844

The Common Shares are also quoted for trading on the OTCQX under the symbol "POETF". The following table sets forth information relating to the trading and quotation of the Common Shares on the OTCQX (in US$) for the months indicated.

Period	High (US$)	Low (US$)	Volume
October 2015	$0.92	$0.55	1,752,771
November 2015	$0.72	$0.60	518,566
December 2015	$0.74	$0.58	497,608
January 2016	$0.71	$0.59	478,527
February 2016	$0.78	$0.69	908,113
March 2016	$0.80	$0.68	1,502,103
April 2016	$1.15	$0.67	1,299,881
May 2016	$1.19	$0.76	900,050
June 2016	$0.75	$0.64	1,322,016
July 2016	$0.71	$0.62	800,912
August 2016	$0.71	$0.58	1,160,420
September 2016	$0.65	$0.60	287,095
October 1-27, 2016	$0.62	$0.35	1,411,163

S-25

Risk Factors

Before deciding to invest in the Offered Units, you should carefully consider all the information contained in this Prospectus Supplement, the Base Prospectus and the documents incorporated by reference herein and therein. An investment in the Offered Units is subject to certain risks, including risks related to the business of the Corporation and risks related to the Corporation's securities described in the documents incorporated by reference in this Prospectus Supplement and the Base Prospectus. If any event arising from these risks occurs, the Corporation's operations, anticipated financial performance, business prospects or strategies, or your investment in the Offered Units could be materially adversely affected.

In addition to the other information contained in this Prospectus Supplement, the Base Prospectus and the documents incorporated by reference herein and therein, you should carefully consider the risk factors set forth under the heading "Risk Factors" in the Base Prospectus and in the AIF. Any one or more of such risk factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation. These risks are not the only risks the Corporation faces. Additional risks not presently known to the Corporation or that the Corporation incorrectly deems immaterial may also impair its business and impact your investment in the Offered Units.

An investment in the Securities offered hereby involves a high degree of risk and should be regarded as speculative due to the nature of the business. POET has incurred losses since inception and expects to incur further losses in the foreseeable future.

Risks Related to the Offering

Allocation of proceeds

POET has discretion in the use of the net proceeds from the Offering. The Corporation currently intends to allocate the net proceeds expected to be received from the Offering as described under "Use of Proceeds" of this Prospectus Supplement. However, the Corporation's management will have discretion in the actual application of the net proceeds, and POET may elect to allocate proceeds differently from that described in "Use of Proceeds" if POET believes it would be in POET's best interests to do so. The failure by the Corporation's management to apply these funds effectively could have a material adverse effect on its business.

Risks Related to the Units

Unlisted Warrants

The Warrants are not listed on any exchange. Investors may be unable to sell the Warrants at the prices desired or at all. There is no existing trading market for the Warrants and there can be no assurance that a liquid market will develop or be maintained for the Warrants, or that an investor will be able to sell any of the Warrants at a particular time (if at all). The liquidity of the trading market in the Warrants, and the market price quoted for the Warrants, may be adversely affected by, among other things:

•	changes in the overall market for the Warrants;
•	changes in the Corporation's financial performance or prospects;
•	changes or perceived changes in the Corporation's creditworthiness;
•	the prospects for companies in the industry generally;
S-26

•	the number of holders of the Warrants;
•	the interest of securities dealers in making a market for the Warrants; and
•	prevailing interest rates.

Risks Related to the Corporation

False Claims Act Investigation

POET may be subject to liability under the federal False Claims Act ("FCA"). The FCA prohibits individuals and companies from knowingly submitting false claims for payments to, or improperly retaining overpayments from, the government. In September 2016 POET received a letter from the U.S. Attorney's Office for the District of Northern Ohio indicating that POET was under investigation for potential violations of the FCA related to the Small Business Innovation Research program grants received by ODIS Inc., a subsidiary of POET, from the United States Government in 2008. POET is co-operating with the investigation. The estimated potential liability for POET is approximately US$900,000.

ENFORCEABILITY OF CIVIL LIABILITIES

Each of Messrs. Todd A. DeBonis, David E. Lazovsky, Ajit Manocha, Suresh Venkatesan and Mohandas Warrior are directors of the Corporation who reside outside of Canada and have appointed Bennett Jones LLP, 3400 One First Canadian Place, PO Box 130, Toronto, Ontario, M5X 1A4 as their agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters relating to Canadian law in connection with the Offering will be passed upon on behalf of POET by Bennett Jones LLP and on behalf of the Agents by Dentons Canada LLP and certain legal matters relating to United States law in connection with the Offering will be passed upon on behalf of POET by Katten Muchin Rosenman LLP and on behalf of the Representative by Ellenoff Grossman & Schole LLP.

AUDITORS, TRANSFER AGENT AND REGISTRAR

POET's auditors are Marcum LLP, City Place II, 185 Asylum Street, 17th Floor, Hartford, Connecticut 06103.

The transfer agent and registrar of the Common Shares is TMX Equity Transfer Services Inc., 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1.

Interests of Experts

Marcum LLP has prepared the auditor's report with respect to the Corporation's annual financial statements for the year ended December 31, 2015, which is incorporated by reference into the Prospectus and this Prospectus Supplement. Marcum LLP has advised that they are independent in accordance with and within the meaning of the applicable rules and related interpretations prescribed by the relevant professional bodies in Canada and the rules and standards of the United States Public Company Accounting Oversight Board and the securities laws and regulations administered by the SEC.

As of the date hereof, the partners and associates of Bennett Jones LLP, the partners and associates of Dentons Canada LLP, as a group, the partners and associates of Katten Muchin Rosenman LLP, as a group, and the partners and associates of Ellenoff Grossman & Schole LLP, as a group, each own, beneficially, directly or indirectly, less than 1% of any securities of the Corporation or any associate or affiliate of the Corporation.

S-27

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

PURCHASERS' CONTRACTUAL RIGHTS

Original purchasers of securities which are convertible into other securities of the Corporation ("Convertible Securities") will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Convertible Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus Supplement contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

Original purchasers are further advised that in certain provinces or territories the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights, or consult with a legal advisor.

S-28

CERTIFICATE OF THE CORPORATION

Dated: October 28, 2016.

This short form prospectus, together with the documents incorporated in this prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada (other than Quebec).

(signed) "Suresh Venkatesan"	(signed) "Kevin Barnes"
Suresh Venkatesan Chief Executive Officer	Kevin Barnes Chief Financial Officer

On behalf of the Board of Directors

(signed) "John O'Donnell"	(signed) "David Lazovsky"
John O'Donnell Director	David Lazovsky Director

C-1

CERTIFICATE OF THE AGENT

Dated: October 28, 2016.

To the best of our knowledge, information and belief, the short form prospectus together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada (other than Quebec).

CORMARK SECURITIES INC. (signed) "Jeffrey Kennedy"
Jeffrey Kennedy Managing Director

C-2

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada other than Quebec that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See "Plan of Distribution".

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from POET Technologies Inc. at Suite 501, 121 Richmond Street West, Toronto, ON M5H2K1 (telephone: (416) 368-9411), and are also available electronically at www.sedar.com.

Short Form Base Shelf Prospectus

New Issue	October 6, 2016

POET Technologies Inc.

US$50,000,000

Common Shares

Debt Securities

Convertible Securities

Subscription Receipts

Warrants

Rights

Units

POET Technologies Inc. (the "Corporation" or "POET") may, from time to time, offer and issue common shares ("Common Shares"), debt securities ("Debt Securities"), securities convertible into or exchangeable for Common Shares and/or other securities ("Convertible Securities"), subscription receipts, each of which, once purchased, entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, one or more Common Shares or a combination of Common Shares and Warrants ("Subscription Receipts"), warrants to purchase Common Shares and/or warrants to purchase Debt Securities (together, "Warrants"), rights exercisable to acquire, or convertible into, Common Shares and/or other securities ("Rights"), and units comprised of a combination of any of the above ("Units" and, together with all of the foregoing, "Securities") in an aggregate initial offering price of up to US$50,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the offering) during the 25 month period that this short form prospectus (the "Prospectus"), including any amendments hereto, remains in effect. Securities may be offered for sale separately or in combination with one or more other Securities, in amounts, at prices and on such terms as the Corporation may determine from time to time depending upon its financing requirements, prevailing market conditions at the time of sale and other factors.

Any offering made pursuant to this Prospectus is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of Canada, that some of its officers and directors are residents of Canada, that some or all of the underwriters or experts that may be named in the Registration Statement (as defined below) may be residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States.

These securities have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") nor any state securities commission or regulatory authority nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The specific terms of any offering of Securities will be set forth in an applicable Prospectus Supplement (a "Prospectus Supplement") and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered and the issue price; (ii) in the case of Debt Securities, the specific designation, aggregate principal amount, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms and any other terms specific to the Debt Securities being offered; (iii) in the case of Convertible Securities, the number of Convertible Securities offered, the offering price, the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other Securities and any other specific terms; (iv) in the case of Rights, the designation, number and terms of the Common Shares, Warrants, Debt Securities or Convertible Securities purchasable upon exercise of the Rights, any procedures that will result in the adjustment of these numbers, the date of determining the shareholders entitled to the Rights distribution, the exercise price, the dates and periods of exercise and any other terms specific to the Rights being offered; (v) in the case of Warrants, the designation, number and terms of the Common Shares issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise and any other specific terms; and (vi) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Debt Securities or Convertible Securities forming part of the Units, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Units are issued and any other terms specific to the Units being offered. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the parameters described in this Prospectus.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to prospective purchasers together with this Prospectus. Each Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Corporation may sell Securities to or through underwriters or dealers designated by the Corporation from time to time and may also sell Securities directly to purchasers pursuant to applicable statutory exemptions or through agents. Underwriters, dealers or agents with respect to the Securities sold to or through underwriters, dealers or agents will be named in the Prospectus Supplement relating to that particular offering of Securities. The Prospectus Supplement relating to a particular offering of Securities will also set forth the terms of the offering of Securities including, to the extent applicable, any fees, discount or other remuneration payable to the underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price(s) (in the event the offering is a non-fixed price distribution), the proceeds that the Corporation will receive and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution of the Securities.

No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus. See "Plan of Distribution".

Subject to applicable securities legislation and except as set out in a Prospectus Supplement relating to a particular offering of Securities, in connection with any offering of Securities under this Prospectus, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be interrupted or discontinued at any time. A purchaser who acquires securities forming part of the underwriters' over-allocation position will acquire those securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of an over-allotment option or secondary market purchases. See "Plan of Distribution".

This Prospectus, together with an applicable Prospectus Supplement, qualifies the issuance of Debt Securities. The Corporation has no long-term debt as of the date hereof and had no long-term debt as of December 31, 2015 and June 30, 2016. Though the Corporation has no long-term debt to service, the Corporation also has limited financial resources and negative cash flow. As a result of the foregoing, the earnings coverage ratios for the year ended December 31, 2015 and the twelve-month period ended June 30, 2016 are less than one-to-one.

The Corporation's issued and outstanding Common Shares are listed on the TSX Venture Exchange ("TSXV") under the symbol "PTK" and quoted for trading on the OTCQX under the symbol "POETF". The closing price of the Common Shares on the TSXV and on the OTCQX on October 5, 2016, the last trading day prior to the date of this Prospectus, was CAD$0.77 and US$0.59, respectively.

Any offering of Securities other than Common Shares will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Securities will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Securities other than Common Shares may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Securities in the secondary market (if any), the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. A prospective investor should be aware that the purchase of Securities may have tax consequences both in Canada and the United States. Prospective investors should read the tax discussion, if any, in the applicable Prospectus Supplement and consult with an independent tax advisor. See "Risk Factors".

Messrs. Todd A. DeBonis, David E. Lazovsky, Ajit Manocha, Suresh Venkatesan and Mohandas Warrior are each directors of the Corporation that reside outside of Canada. Each of the foregoing has appointed Bennett Jones LLP as agents for service of process at 3400 One First Canadian Place, PO Box 130, Toronto, Ontario M5X 1A4. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

Investors should rely only on the information contained or incorporated by reference in the Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide investors with different or additional information. If anyone provides investors with different or additional information, investors should not rely on it. The Corporation is not making an offer to sell or seeking an offer to buy Securities in any jurisdiction where the offer or sale is not permitted. Investors should assume that the information contained in the Prospectus and any applicable Prospectus Supplement is accurate only as at the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as at the date of that document, regardless of the time of delivery of the Prospectus and any applicable Prospectus Supplement or of any sale of the Corporation's securities. The Corporation's business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in the Prospectus and any applicable Prospectus Supplement and the documents incorporated by reference in the Prospectus and any applicable Prospectus Supplement were obtained from market research, publicly available information, and/or industry publications. The Corporation believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Corporation has not independently verified this information, and the Corporation does not make any representation as to the accuracy of this information.

The head office of the Corporation is Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario M4P 1E2.

TABLE OF CONTENTS

Page

INTERPRETATION	6
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	6
Documents Incorporated by Reference	7
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	8
AVAILABLE INFORMATION	8
POET TECHNOLOGIES INC.	9
RECENT DEVELOPMENTS	9
Plan of Distribution	10
Use of Proceeds	11
Description of SHARE CAPITAL	11
EARNINGS COVERAGE RATIO	11
Description of debt securities	12
Description of Convertible securities	13
DESCRIPTION OF SUBSCRIPTION RECEIPTS	14
Description of Warrants	15
DESCRIPTION OF RIGHTS	16
DESCRIPTION OF UNITS	17
Prior Sales	17
MARKET FOR SECURITIES	18
Risk Factors	19
CERTAIN INCOME TAX CONSIDERATIONS	22
ENFORCEABILITY OF CIVIL LIABILITIES	23
LEGAL MATTERS	23
AUDITORS, TRANSFER AGENT AND REGISTRAR	23
Interests of Experts	24
PURCHASERS' STATUTORY RIGHTS	24
PURCHASERS' CONTRACTUAL RIGHTS	24

INTERPRETATION

In this Prospectus, unless otherwise indicated or the context otherwise requires, the terms "POET", the "Corporation", the "Issuer", "we", "us" and "our" are used to refer to POET Technologies Inc. and its subsidiaries.

The address of the Corporation's website is http://www.poet-technologies.com. Information contained on POET's website does not form part of this Prospectus nor is it incorporated by reference herein. Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized any person to provide different information.

Unless otherwise indicated, all dollar amounts in this Prospectus are expressed in United States dollars. Canadian dollars are stated as "CAD$". On October 5, 2016, the last business day before the date of this Prospectus, the noon exchange rate as quoted by the Bank of Canada was CAD$1.3178 = US$1.00.

The Securities being offered for sale under this Prospectus may only be sold in those jurisdictions in which offers and sales of the Securities are permitted. This Prospectus is not an offer to sell or a solicitation of an offer to buy the Securities in any jurisdiction where it is unlawful. The information contained in this Prospectus is accurate only as at the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of the Securities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus contains forward-looking statements and forward-looking information within the meaning of U.S. and Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology or words, such as, "continues", "with a view to", "is designed to", "pending", "predict", "potential", "plans", "expects", "anticipates", "believes", "intends", "estimates", "projects", and similar expressions or variations thereon, or statements that events, conditions or results "can", "might", "will", "shall", "may", "must", "would", "could", or "should" occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. Forward-looking statements and forward-looking information are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

The forward-looking statements and information in this Prospectus are subject to various risks and uncertainties, including those described under the heading "Risk Factors" as well as under the heading "Risk Factors" in the Corporation's AIF (as defined herein), many of which are difficult to predict and generally beyond the control of the Corporation, including without limitation risks:

•	associated with the Corporation's limited operating history;

•	associated with the Corporation's need for additional financing, which may not be available on acceptable terms or at all;

•	that the Corporation will not be able to compete in the highly competitive semiconductor market;

•	that the Corporation's objectives will not be met within the time lines the Corporation expects or at all;

•	associated with research and development;

•	associated with the integration of recently acquired businesses;

•	associated with successfully protecting patents and trademarks and other intellectual property;

•	concerning the need to control costs and the possibility of unanticipated expenses;

•	associated with manufacturing and development;

•	that the trading price of the Common Shares of the Corporation will be volatile; and

•	that shareholders' interests will be diluted through future stock offerings or options and warrant exercises.

For all of the reasons set forth above, investors should not place undue reliance on forward-looking statements. Other than any obligation to disclose material information under applicable securities laws or otherwise as may be required by law, the Corporation undertakes no obligation to revise or update any forward-looking statements after the date hereof.

Documents Incorporated by Reference

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces of British Columbia, Alberta, Ontario and Quebec and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at its head office at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario M4P 1E2, and are also available electronically in Canada through the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov. The filings of the Corporation through SEDAR and EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.

The following documents of the Corporation, filed by the Corporation with the securities commissions or similar authority in each of the provinces of British Columbia, Alberta, Ontario and Quebec are specifically incorporated by reference in this Prospectus:

(a)	annual information form for the year ended December 31, 2015 on United States Securities and Exchange Commission Form 20-F, dated March 17, 2016 as amended dated March 17, 2016 (the "AIF");

(b)	management information circular dated May 24, 2016 relating to the annual meeting of shareholders held on July 7, 2016;

(c)	consolidated audited financial statements for the years ended December 31, 2015 and 2014, together with the auditors' report thereon;

(d)	management's discussion and analysis for the year ended December 31, 2015 (as amended);

(e)	interim consolidated financial statements for the six months ended June 30, 2016;

(f)	management's discussion and analysis for the six months ended June 30, 2016;

(g)	material change report dated May 4, 2016 concerning the acquisition by the Corporation of DenseLight Semiconductors Pte. Ltd.; and

(h)	material change report dated January 12, 2016 concerning the Corporation's multi-year development and supply agreement with EpiWorks Inc.;

provided that these documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus. To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement (in the case of a report on Form 6-K, if and to the extent expressly provided in such report).

Any documents of the type described in section 11.1 of Form 44-101F1 - Short Form Prospectus, if filed by the Corporation after the date of this Prospectus and before the termination of the distribution, are deemed to be incorporated by reference in this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

All information permitted by National Instrument 44-102 – Shelf Distributions to be omitted from this base shelf Prospectus will be contained in one or more shelf Prospectus Supplements that will be delivered to purchasers together with this base shelf Prospectus. Each shelf Prospectus Supplement will be incorporated by reference into this base shelf Prospectus for the purposes of securities legislation as of the date of the shelf Prospectus Supplement and only for the purposes of the distribution of the securities to which the shelf Prospectus Supplement pertains.

In addition, certain "marketing materials" (as defined in National Instrument 41-101 – General Prospectus Requirements ("NI 41-101")) may be used in connection with a distribution of Securities. Any "template version" (as defined in NI 41-101) of any marketing materials filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) will be deemed to be incorporated by reference in such Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement, of which this Prospectus forms a part: (1) the documents listed under "Documents Incorporated by Reference"; (2) the consent of Marcum LLP; (3) powers of attorney from certain of the Corporation's directors and officers; and (4) the form of indenture relating to the Debt Securities.

AVAILABLE INFORMATION

The Corporation is subject to the informational requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Corporation with, or furnished to, the SEC may be inspected and copied at the public reference facilities maintained by the SEC in the SEC's public reference room at 100 F Street, N.E., Washington, D.C., 20549 by paying a fee. Prospective investors may call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information regarding the public reference facilities. The SEC also maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

The Corporation has filed with the SEC a registration statement on Form F-10 (the "Registration Statement") under the U.S. Securities Act with respect to the Securities. This Prospectus, including the documents incorporated by reference herein, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC's website: www.sec.gov.

POET TECHNOLOGIES INC.

The legal and commercial name of the Corporation is POET Technologies Inc. The Corporation was originally incorporated under the Corporation Act (British Columbia) on February 9, 1972 as Tandem Resources Ltd. On November 14, 1985, Tandem Resources Ltd. amalgamated with Stanmar Resources Ltd. and Keezic Resources Ltd., to continue as one company under the name Tandem Resources Ltd. under the Corporation Act (British Columbia). By Articles of Continuance dated January 3, 1997, Tandem Resources Ltd. was continued under the Business Corporations Act (Ontario) ("OBCA"). By Articles of Amendment dated September 26, 2006, Tandem Resources Ltd. changed its name to OPEL International Inc. By Certificate of Continuance dated January 30, 2007, OPEL International Inc. was continued under the New Brunswick Business Corporations Act. By Articles of Continuance dated November 30, 2010, OPEL International Inc. was continued under the OBCA and changed its name to OPEL Solar International Inc. By Articles of Amendment dated August 25, 2011, OPEL Solar International Inc. changed its name to OPEL Technologies Inc. By Articles of Amendment dated July 23, 2013, OPEL Technologies Inc. changed its name to POET Technologies Inc. Today, the Corporation is an Ontario-based corporation governed by the OBCA.

The Corporation is a reporting issuer in each of the provinces of Ontario, Alberta, British Columbia and Quebec.

The Corporation designs, manufactures and sells integrated opto-electronic solutions based on a proprietary single-chip process platform – Planar Opto-Electronic Technology (P.O.E.T.), which leverages internal manufacturing using both Gallium Arsenide and Indium Phosphide substrates to achieve greater levels of integration and efficiency at lower costs. The Company's photonic solutions are targeted at the data communications, medical, industrial, defense and automotive markets. Additionally, the Company's products are increasingly being utilized in sensing applications with the emergence of the Internet of Things market as well as lighting and display applications.

RECENT DEVELOPMENTS

On May 11, 2016, the Corporation acquired all the issued and outstanding voting securities of DenseLight Semiconductors Pte. Ltd. ("DenseLight"), a Singapore-based privately held photonics company that designs, manufactures and sells photonic sensing and optical light source products and solutions to the communications, medical, instrumentation, industrial, defense and security industries. The Corporation acquired DenseLight for $10,500,000 by issuing to DenseLight shareholders 13,611,150 Common Shares of the Corporation at a price of $0.771 (CAD$1.00) per share. Additionally, the Corporation will issue to the sellers of DenseLight, Common Shares having a value of $1,000,000 in the event that DenseLight achieves a certain pre-determined revenue target for 2016. Upon closing the transaction, the Corporation issued 2,386,386 Common Shares at a price of $0.771 (CAD$1.00) per share to certain creditors of DenseLight as part of a negotiated debt settlement. This acquisition provides the Corporation with immediate access to product revenue, an established fabrication operations and infrastructure, particularly in low cost regions, access to sales channels and distribution networks, a broadened IP base to include Indium Phosphide process technology for entry into long reach applications and expansion of the Corporation's expertise, product portfolio, and Served Available Market (SAM).

On June 23, 2016, the Corporation acquired all the issued and outstanding voting securities of BB Photonics Inc. ("BBP"), a New Jersey-based privately held photonics company that designs integrated photonic solutions for the data communications market. BBP develops photonic-integrated components for utilization in datacenter platform technology using embedded dielectric technology. The Corporation acquired BBP for $1,550,000 by issuing to BBP shareholders 1,996,090 Common Shares of the Corporation valued at $0.777 (CAD$1.00) per share. The acquisition of BBP provides the Corporation with additional differentiated intellectual property and know-how which will enable entry into the high growth sensing and data communications markets as well as the development of additional products for entry into new markets and applications.

Plan of Distribution

The Corporation may sell Securities to or through underwriters or dealers designated by the Corporation from time to time and may also sell Securities directly to purchasers pursuant to applicable statutory exemptions or through agents.

Underwriters, dealers or agents with respect to the Securities sold to or through underwriters, dealers or agents will be named in the Prospectus Supplement relating to that particular offering of Securities. The Prospectus Supplement relating to a particular offering of Securities will also set forth the terms of the offering of the Securities including, to the extent applicable, any fees, discounts or other remuneration payable to the underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price(s) (in the event the offering is a non-fixed price distribution), the proceeds that the Corporation will receive and any other material terms of the plan of distribution.

Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution of the Securities. Without limiting the generality of the foregoing, the Corporation may also issue some or all of the Securities offered by this Prospectus in exchange for securities or assets of other entities which the Corporation may acquire in the future.

The offering of Securities under this Prospectus will be made only in Canada and to residents thereof. The Securities have not been, and will not be, registered under the U.S. Securities Act, or any state securities laws, and may not be offered, sold or delivered within the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption therefrom is available. If specified in the applicable Prospectus Supplement, the Corporation or the underwriters, dealers or agents in an offering of Securities will be entitled to offer and sell those debt securities to accredited investors or qualified institutional buyers, as applicable, in the United States provided such offers and sales are made pursuant to an exemption from the registration requirements under the U.S. Securities Act and in compliance with applicable state securities laws. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Securities in the United States. Terms used in this paragraph have the meanings given to them by Regulation S under the U.S. Securities Act.

Any offering of Securities other than Common Shares will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Securities will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Securities other than Common Shares may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Securities in the secondary market (if any), the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. A prospective investor should be aware that the purchase of Securities may have tax consequences both in Canada and the United States. Prospective investors should read the tax discussion, if any, in the applicable Prospectus Supplement and consult with an independent tax advisor. See "Risk Factors".

Underwriters, dealers or agents who participate in the distribution of Securities under this Prospectus may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers or agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

Subject to applicable securities legislation and except as set out in a Prospectus Supplement relating to a particular offering of Securities, in connection with any offering of Securities under this Prospectus, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time. A purchaser who acquires securities forming part of the underwriters' over-allocation position will acquire those securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of an over-allotment option or secondary market purchases.

Use of Proceeds

Unless otherwise indicated in a Prospectus Supplement relating to a particular offering of Securities, the net proceeds to be received by the Corporation from the issue and sale from time to time of the Securities will be added to the general funds of the Corporation to be used for capital expansion, further product development, potential business or intellectual property acquisitions, working capital and general corporate purposes. The Corporation does not have any agreements or commitments for any specific acquisitions at this time.

The Corporation had negative cash flow for the financial year ended December 31, 2015 and the six months ended June 30, 2016. If the Corporation continues to have negative cash flow into the future, net proceeds may need to be allocated to funding the negative cash flow in addition to the expenditures listed above.

Description of SHARE CAPITAL

The authorized capital of the Corporation consists of an unlimited number of Common Shares, without par value, of which there are 224,388,852 Common Shares issued and outstanding as of the date hereof, and one special voting share, of which there are nil special voting shares issued and outstanding as of the date hereof.

In addition, the Corporation has issued and outstanding, 23,225,500 options to acquire Common Shares at a weighted average exercise price of CAD$1.16 per Common Share and a weighted average remaining contractual life of 3.86 years, of which 11,816,642 options to acquire Common Shares with a weighted average exercise price of CAD$1.03 per Common Share have vested as of the date hereof.

Holders of Common Shares are entitled to one vote per Common Share at meetings of shareholders, to receive such dividends as may be declared by the board of directors of the Corporation (the "Board of Directors") and to receive the residual property and assets of the Corporation upon dissolution or winding-up. The Common Shares are not subject to any future call of assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

The Corporation has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Corporation's policy is to retain its earnings, if any, for the financing of future growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Board of Directors will review this policy from time to time having regard to the Corporation's financing requirements, financial condition and other factors considered to be relevant.

EARNINGS COVERAGE RATIO

This Prospectus, together with an applicable Prospectus Supplement, qualifies the issuance of Debt Securities. The Corporation has no long-term debt as of the date hereof and had no long-term debt as of December 31, 2015 and June 30, 2016. Though the Corporation has no long-term debt to service, the Corporation also has limited financial resources and negative cash flow. As a result of the foregoing, the earnings coverage ratios for the year ended December 31, 2015 and the twelve-month period ended June 30, 2016 are less than one-to-one.

The ability of the Corporation to satisfy any payment obligations under Debt Securities that may be issued pursuant to a Prospectus Supplement, other than the conversion or payment of interest in Common Shares, as the case may be, will be dependent on its ability to generate cash flows or its ability to raise additional financing. See "Risk Factors – Risks Related to the Securities – Credit Risk".

Description of debt securities

The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities in respect of which a Prospectus Supplement will be filed. The particular terms and provisions of the Debt Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Debt Securities.

Debt Securities may be offered separately or in combination with one or more other Securities. The Corporation may, from time to time, issue debt securities and incur additional indebtedness other than through the issue of Debt Securities pursuant to this Prospectus.

Debt securities will be issued under one or more indentures (each, a "Debt Indenture"), in each case between the Corporation and an appropriately qualified entity authorized to carry on business as a trustee (each, a "Trustee"). The description below is not exhaustive and is subject to, and qualified in its entirety by reference to, the detailed provisions of the applicable Debt Indenture. Accordingly, reference should also be made to the applicable Debt Indenture, a copy of which will be filed by the Corporation with applicable provincial securities commissions or similar regulatory authorities in Canada after it has been entered into and before the issue of any Debt Securities thereunder and a copy of the form of which will be filed with the SEC as an exhibit to the Registration Statement, and will be available electronically on SEDAR under the Corporation's profile which can be accessed at www.sedar.com.

The following description sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. The particular terms and provisions of the Debt Securities and a description of how the general terms and provisions described below may apply to the Debt Securities will be included in the applicable Prospectus Supplement. The following description is subject to supplement in a Prospectus Supplement and the detailed provisions of any Debt Indenture.

General

The Debt Securities may be issued from time to time in one or more series. The Corporation may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable Prospectus Supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series.

Any Prospectus Supplement for Debt Securities supplementing this Prospectus will contain the specific terms and other information with respect to the Debt Securities being offered thereby, including:

•	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

•	any limit upon the aggregate principal amount of such Debt Securities;

•	the currency or currency units for which such Debt Securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars);

•	the issue price (at par, at a discount or at a premium) of such Debt Securities;

•	the date or dates on which such Debt Securities will be issued and delivered;

•	the date or dates on which such Debt Securities will mature, including any provision for the extension of a maturity date, or the method of determination of such date(s);

•	the rate or rates per annum (either fixed or floating, respectively) at which such Debt Securities will bear interest (if any) and, if floating, the method of determination of such rate;

•	the date or dates from which any such interest will accrue and on which such interest will be payable and the record date or dates for the payment of such interest, or the method of determination of such date(s);

•	if applicable, the provisions for subordination of such Debt Securities to other indebtedness of the Corporation;

•	any redemption term or terms under which such Debt Securities may be defeased whether at or prior to maturity;

•	any repayment or sinking fund provisions;

•	any events of default applicable to such Debt Securities;

•	whether such Debt Securities are to be issued in registered form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any exchange or conversion terms and any provisions for the adjustment thereof;

•	if applicable, the ability of the Corporation to satisfy all or a portion of any redemption of such Debt Securities, any payment of any interest on such Debt Securities or any repayment of the principal owing upon the maturity of such Debt Securities through the issuance of securities of the Corporation or of any other entity, and any restriction(s) on the persons to whom such securities may be issued; and

•	any other specific terms or covenants applicable to such Debt Securities.

In no event will any Debt Securities issued pursuant to this Prospectus be convertible or exchangeable into securities other than securities of the Corporation.

The Corporation reserves the right to include in a Prospectus Supplement specific terms pertaining to the Debt Securities which are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities. In the event that Debt Securities are issued in respect of which the payment of interest or the redemption of the principal amount thereof may be satisfied through the issuance of additional securities of the Corporation, the issuance of such securities will be qualified by this Prospectus and the applicable Prospectus Supplement that qualifies the issuance of such Debt Securities to the extent that this Prospectus remains in effect at such time. All issuances of securities in satisfaction of the payment of interest on, or redemption of the principal amount of, any Debt Securities will be made in accordance with applicable securities laws.

Unless otherwise specified in a Prospectus Supplement, the Debt Securities will be direct unsecured obligations of the Corporation and will rank pari passu (except as to sinking funds) with all other unsubordinated and unsecured indebtedness of the Corporation, including other debt securities issued under the Debt Indenture.

Description of Convertible securities

This description sets forth certain general terms and provisions that could apply to any Convertible Securities that the Corporation may issue pursuant to this Prospectus. The Corporation will provide particular terms and provisions of a series of Convertible Securities, and a description of how the general terms and provisions described below may apply to that series, in a Prospectus Supplement.

The Convertible Securities will be convertible or exchangeable into Common Shares and/or other Securities. The Convertible Securities convertible or exchangeable into Common Shares and/or other Securities may be offered separately or together with other Securities, as the case may be. The applicable Prospectus Supplement will include details of the agreement, indenture or other instrument to which such Convertible Securities will be created and issued. The following sets forth the general terms and provisions of such Convertible Securities under this Prospectus.

The particular terms of each issue of such Convertible Securities will be described in the related Prospectus Supplement. This description will include, where applicable: (i) the number of such Convertible Securities offered; (ii) the price at which such Convertible Securities will be offered; (iii) the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other Securities; (iv) the number of Common Shares and/or other Securities that may be issued upon the conversion or exchange of such Convertible Securities; (v) the period or periods during which any conversion or exchange may or must occur; (vi) the designation and terms of any other Convertible Securities with which such Convertible Securities will be offered, if any; (vii) the gross proceeds from the sale of such Convertible Securities; and (viii) any other material terms and conditions of such Convertible Securities.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The Corporation may issue Subscription Receipts, independently or together with other securities. Subscription Receipts will be issued under one or more subscription receipt agreements.

A Subscription Receipt is a security of the Corporation that will entitle the holder to receive one or more Common Share or a combination of Common Shares and Warrants, upon the completion of a transaction, typically an acquisition by the Corporation of the assets or securities of another entity. After the offering of Subscription Receipts, the subscription proceeds for the Subscription Receipts are held in escrow by the designated escrow agent, pending the completion of the transaction. Holders of Subscription Receipts will not have any rights of shareholders of the Corporation. Holders of Subscription Receipts are only entitled to receive Common Shares or Warrants or a combination thereof upon the surrender of their Subscription Receipts to the escrow agent or to a return of the subscription price for the Subscription Receipts together with any payments in lieu of interest or other income earned on the subscription proceeds.

Selected provisions of the Subscription Receipts and the subscription receipt agreements are summarized below. This summary is not complete. The statements made in this Prospectus relating to any subscription receipt agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable subscription receipt agreement.

The Prospectus Supplement will set forth the following terms relating to the Subscription Receipts being offered:

•	the designation of the Subscription Receipts;

•	the aggregate number of Subscription Receipts offered and the offering price;

•	the terms, conditions and procedures for which the holders of Subscription Receipts will become entitled to receive Common Shares or Warrants or a combination thereof;

•	the number of Common Shares or Warrants or a combination thereof that may be obtained upon the conversion of each Subscription Receipt and the period or periods during which any conversion must occur;

•	the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each security;

•	the gross proceeds from the sale of such Subscription Receipts, including (if applicable) the terms applicable to the gross proceeds from the sale of such Subscription Receipts, plus any interest earned thereon;

•	the material income tax consequences of owning, holding and disposing of such Subscription Receipts;

•	whether such Subscription Receipts will be listed on any securities exchange;

•	any terms, procedures and limitations relating to the transferability, exchange or conversion of the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

Description of Warrants

This section describes the general terms that will apply to any Warrants for the purchase of Common Shares (the "Warrants").

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Corporation and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements governing the Warrants being offered. The Warrant agent is expected to act solely as the agent of the Corporation and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed with applicable provincial securities commissions or similar regulatory authorities in Canada after it has been entered into and before the issue of any Warrants thereunder, and will be available electronically on SEDAR under the Corporation's issuer profile which can be accessed at www.sedar.com.

Warrants

The particular terms of each issue of Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of the Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the class and/or number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

•	the terms of any provisions allowing for adjustment in (i) the class and/or number of Common Shares or other securities or property that may be purchased, or (ii) the exercise price per Common Share;

•	whether the Corporation will issue fractional shares;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each security;

•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	whether the Corporation has applied to list the Warrants and/or the related Common Shares on a stock exchange; and

•	any other material terms or conditions of the Warrants.

DESCRIPTION OF RIGHTS

The Corporation may issue Rights to its shareholders for the purchase of Debt Securities, Common Shares or other Securities. These Rights may be issued independently or together with any other Security offered hereby and may or may not be transferable by the shareholder receiving the Rights in such offering. In connection with any offering of such Rights, the Corporation may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any Securities remaining unsubscribed for after such offering.

Each series of Rights will be issued under a separate rights agreement which the Corporation will enter into with a bank or trust company, as rights agent, all as set forth in the applicable Prospectus Supplement. The rights agent will act solely as the Corporation's agent in connection with the certificates relating to the Rights and will not assume any obligation or relationship of agency or trust with any holders of Rights certificates or beneficial owners of Rights.

The applicable Prospectus Supplement will describe the specific terms of any offering of Rights for which this Prospectus is being delivered, including the following:

•	the date of determining the shareholders entitled to the Rights distribution;

•	the number of Rights issued or to be issued to each shareholder;

•	the exercise price payable for each share of Debt Securities, Common Shares or other Securities upon the exercise of the Rights;

•	the number and terms of the shares of Debt Securities, Common Shares or other Securities which may be purchased per each Right;

•	the extent to which the Rights are transferable;

•	the date on which the holder's ability to exercise the Rights shall commence, and the date on which the Rights shall expire;

•	the extent to which the Rights may include an over-subscription privilege with respect to unsubscribed Securities;

•	if applicable, the material terms of any standby underwriting or purchase arrangement entered into by the Corporation in connection with the offering of such Rights; and

•	any other terms of the Rights, including the terms, procedures, conditions and limitations relating to the exchange and exercise of the Rights.

DESCRIPTION OF UNITS

The Corporation may issue Units comprised of one or more of the other Securities described herein in any combination. The Prospectus Supplement relating to the particular Units offered thereby will describe the terms of such Units and, as applicable, the terms of such other Securities.

Each Unit is expected to be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit is expected to have the rights and obligations of a holder of each included Security. The Unit agreement under which a Unit is issued, as the case may be, may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable Prospectus Supplement may describe:

•	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

•	any other material terms and conditions of the Units.

The preceding description and any description of Units in an applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

Prior Sales

During the twelve-month period prior to the date of this Prospectus, the Corporation issued the following Common Shares (all prices in CAD$):

Date	CAD$ per Common Share	Number of Common Shares	Date	CAD$ per Common Share	Number of Common Shares
October 1-30, 2015(2)	$0.490	170,000	May 11, 2016(4)	$1.000	13,611,150
October 2, 2015(2)	$0.760	75,000	May 11, 2016(2)	$0.230	75,000
October 2-30, 2015(2)	$0.445	130,000	May 19, 2016(2)	$0.280	30,000
October 8, 2015(2)	$0.230	20,000	May 19, 2016(2)	$0.760	75,000
October 13, 2015(2)	$0.275	25,000	May 25-31, 2016(2)	$0.235	300,000
October 14-27, 2015(2)	$0.440	114,000	May 27, 2016(1)	$0.230	13,040
October 15, 2015(2)	$0.280	10,000	May 27, 2016(1)	$0.230	5,000
October 15-26, 2015(2)	$0.460	170,000	June 1-30, 2016(2)	$0.445	650,000
October 30, 2015(1)	$0.500	200,000	June 3, 2016(2)	$0.345	10,000
November 2-3, 2015(2)	$0.440	100,000	June 3-9, 2016(2)	$0.490	300,000
November 2-16, 2015(2)	$0.490	220,000	June 3-30, 2016(2)	$0.235	700,000
November 2-30, 2015(2)	$0.445	270,000	June 23, 2016(3)	$1.000	1,996,090
November 4, 2015(2)	$0.345	5,000	June 28, 2016(1)	$0.230	25,000
November 4, 2015(2)	$0.510	7,000	July 4-29, 2016(2)	$0.445	530,000
November 5, 2015(1)	$0.500	201,500	July 7-29, 2016(2)	$0.235	200,000
November 5-26, 2015(2)	$0.460	450,000	July 13, 2016(2)	$0.440	50,000

Date	CAD$ per Common Share	Number of Common Shares	Date	CAD$ per Common Share	Number of Common Shares
December 1, 2015 –			August 3, 2016(2)	$0.445	40,000
January 6, 2016(2)	$0.445	531,000	August 8, 2016(2)	$0.445	40,000
December 10-23, 2015(2)	$0.430	500,000	August 9, 2016(1)	$0.23	8,000
January 7-25, 2016(2)	$0.445	204,000	August 10, 2016(2)	$0.445	40,000
January 8-25, 2016(2)	$0.490	75,000	August 10, 2016(2)	$0.235	47,500
January 14, 2016(1)	$0.500	458,110	August 15, 2016(2)	$0.235	30,000
January 15, 2016(2)	$0.510	2,000	August 16, 2016(2)	$0.235	22,500
January 15-27, 2016(2)	$0.440	155,000	August 16, 2016(1)	$0.23	500,000
January 19, 2016(1)	$0.500	19,395	August 17, 2016(2)	$0.445	19,500
January 27-29, 2016(2)	$0.470	46,000	August 18, 2016(2)	$0.445	6,500
February 1-2, 2016(2)	$0.470	54,000	August 23, 2016(2)	$0.445	40,000
February 1-3, 2016(2)	$0.490	50,000	August 23, 2016(2)	$0.235	50,000
February 3, 2016(1)	$0.230	3,250	August 24, 2016(1)	$0.23	536,900
February 3-5, 2016(2)	$0.510	22,000	August 24, 2016(2)	$0.445	13,000
February 9, 2016(1)	$1.000	631,000	August 25, 2016(2)	$0.445	31,000
February 10, 2016(1)	$1.000	100,000	August 30, 2016(2)	$0.235	50,000
February 11, 2016(1)	$1.000	146,000	August 30, 2016(2)	$445	1,000
February 12, 2016(1)	$0.500	25,100	August 31, 2016(2)	$445	49,000
February 12, 2016(1)	$1.000	1,304,092	August 31, 2016(1)	$0.230	536,900
February 22, 2016(2)	$0.445	10,000	September 2, 2016(2)	$0.235	50,000
April 3-21, 2016(2)	$0.445	160,000	September 9, 2016(2)	$0.235	25,000
April 4, 2016(2)	$0.230	15,000	September 12, 2016(2)	$0.235	12,500
April 4, 2016(2)	$0.280	15,000	September 12, 2016(2)	$0.235	37,500
April 5, 2016(2)	$0.490	50,000	September 13, 2016(2)	$0.235	12,500
April 5-27, 2016(2)	$0.440	80,000	September 15, 2016(2)	$0.235	75,000
May 3-18, 2016(2)	$0.440	40,000	September 16, 2016(1)	$0.230	19,525
May 5-31, 2016(2)	$0.445	115,000	September 22, 2016(2)	$0.235	63,000
May 10-25, 2016(2)	$0.510	600,000	September 23, 2016(2)	$0.235	37,000
May 11, 2016(5)	$1.000	1,738,236	October 3, 2016(2)	$0.235	100,000
May 11, 2016(5)	$1.000	648,150

Notes:

(1) Common shares issued pursuant to exercise of warrants

(2) Common shares issued on such date or dates within the indicated period pursuant to exercise of options

(3) Common Shares issued in connection with the acquisition of BBP

(4) Common Shares issued in connection with the acquisition of DSL

(5) Common Shares issued in connection with the settlement of certain debts of DenseLight

MARKET FOR SECURITIES

The Common Shares are listed on the TSXV under the symbol "PTK". The following table sets forth information relating to the trading and quotation of the Common Shares on the TSXV (in CAD$) for the months indicated.

Period	High (CAD$)	Low (CAD$)	Volume
October 2015	$1.20	$0.72	11,457,683
November 2015	$0.95	$0.79	4,521,978
December 2015	$1.05	$0.80	4,477,561

January 2016	$0.98	$0.84	6,557,044
February 2016	$1.10	$0.95	7,253,595
March 2016	$1.08	$0.86	5,672,179
April 2016	$1.44	$0.87	8,243,473
May 2016	$1.44	$0.96	8,620,420
June 2016	$0.98	$0.83	5,874,560
July 2016	$0.95	$0.80	3,678,989
August 2016	$0.90	$0.76	4,268,379
September 2016	$0.84	$0.78	2,340,143
October 1-5, 2016	$0.81	$0.75	351,819

Risk Factors

An investment in the Securities offered hereby involves a high degree of risk and should be regarded as speculative due to the nature of the business. POET has incurred losses since inception and expects to incur further losses in the foreseeable future.

In addition to the other information contained in this Prospectus, reference is made to the section entitled "Risk Factors" in the AIF which is incorporated herein by reference. Any one or more of such risk factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

Risks Related to the Offering

Loss of Entire Investment

An investment in the Securities of the Corporation is speculative and may result in the loss of an investor's entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

Allocation of proceeds

POET has discretion in the use of the net proceeds from the offering of Securities. The Corporation currently intends to allocate the net proceeds expected to be received from the offering of Securities as described under "Use of Proceeds" of this Prospectus or any Prospectus Supplement. However, the Corporation's management will have discretion in the actual application of the net proceeds, and POET may elect to allocate proceeds differently from that described in "Use of Proceeds" if POET believes it would be in POET's best interests to do so. The failure by the Corporation's management to apply these funds effectively could have a material adverse effect on its business.

Negative cash flows from operations

The Corporation currently generates negative cash flows from operations, due to the expenses incurred developing its technologies and developing manufacturing infrastructure. Further, POET has not yet commercialized its product.

Risks Related To Common Shares

Listing of the Common Shares

The listing of the Common Shares on the TSXV and the quotation for trading on OTCQX is conditional upon its ability to maintain the applicable minimum requirements for listing and quotation, as applicable, of the TSXV and OTCQX. There can be no assurance that there will be sufficient liquidity of the Common Shares or that the Corporation will continue to meet the listing and quotation requirements of the TSXV and OTCQX, respectively, or achieve listing on any other public securities exchange.

The TSXV may also consider the delisting of the Common Shares if, in its opinion, it appears the Corporation is in serious financial difficulty, if there is significant doubt regarding its ability to continue as a going concern or the Corporation otherwise fails to meet the continued listing requirements thereof. In such circumstances, the TSXV may place POET under a delisting review that could lead to the delisting of the Common Shares from the TSXV.

If the Common Shares are delisted from the TSXV, they may be eligible for listing on a substitute exchange, such as the Canadian Securities Exchange; however in the event that POET is not able to maintain a listing for the Common Shares on the TSXV or a substitute exchange, it may be extremely difficult or impossible for shareholders to sell their Common Shares in Canada. Moreover, if POET is delisted from the TSXV, but obtains a substitute listing for the Common Shares, the Common Shares may have less liquidity and more price volatility than experienced on the TSXV. Shareholders may not be able to sell their Common Shares on any such substitute exchange in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if the Common Shares are delisted from the TSXV, the price of the Common Shares may decline and the Corporation's ability to obtain financing in the future could be materially impaired.

Trading price fluctuations

The trading price of the Common Shares has been and may continue to fluctuate significantly and shareholders may have difficulty reselling their Common Shares.

During the last 12 months, the Common Shares have traded as low as CAD$0.62 and as high as CAD$1.45 on the TSXV. The Common Shares are also quoted on the OTCQX, a U.S. based over-the-counter trading facility. In addition to volatility associated with over-the-counter securities in general, the value of your investment could decline due to the impact of any of the following or other factors upon the market price of the Common Shares:

•	changes in the demand for semiconductors;

•	disappointing results from the Corporation's marketing and sales efforts;

•	failure to meet the Corporation's revenue or profit goals or operating budget;

•	decline in demand for the Common Shares;

•	acquisitions and dispositions completed by the Corporation;

•	downward revisions in securities analysts' estimates or changes in general market conditions;

•	lack of funding generated for operations;

•	short selling, manipulation of the Common Shares and prohibited trades;

•	rumours and collusion;

•	investor perception of the Corporation's industry or its business prospects; and

•	general economic trends.

In addition, stock markets have experienced extreme price and volume fluctuations and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of the Common Shares.

Further, shareholders may experience dilution of their shareholdings due to the exercise of outstanding options or Warrants or securities convertible into Common Shares that may be issued.

Dilution of existing shareholders

The constating documents of the Corporation authorize the issuance of an unlimited number of Common Shares. The Board of Directors has the authority to issue additional Common Shares to provide additional financing in the future and the issuance of any such Common Shares may result in a reduction of the book value (on a per share basis) or market price of the outstanding Common Shares. If POET does issue any such additional Common Shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuances could result in a change of control.

Capital-raising constraints

A decline in the price of the Common Shares could result in a reduction in the liquidity of the Common Shares and a reduction in the Corporation's ability to raise additional capital for its operations. Because POET's operations to date have been principally financed through the sale of equity securities, a decline in the price of the Common Shares could have an adverse effect upon the liquidity of the Common Shares and POET's continued operations. A reduction in POET's ability to raise equity capital in the future would have a material adverse effect upon the Corporation's business plan and operations, including its ability to continue its current operations. If the price for the Common Shares declines, the Corporation may not be able to raise additional capital or generate funds from operations sufficient to meet its obligations.

No payment of dividends

The Corporation has never declared nor paid any dividends on the Common Shares. The Corporation intends, for the foreseeable future, to retain future earnings, if any, to finance development activities. The payment of future dividends, if any, will be reviewed periodically by the Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, development and growth, and other factors that the Board of Directors may consider appropriate in the circumstances.

Risks Related to the Securities

Unlisted Securities

The Securities (other than the Common Shares) may not be listed and there may not be an established trading market for those Securities. Investors may be unable to sell the Securities at the prices desired or at all. There is no existing trading market for the Debt Securities, Convertible Securities, Subscription Receipts, Warrants, Rights or Units. As a result, there can be no assurance that a liquid market will develop or be maintained for those Securities, or that an investor will be able to sell any of those Securities at a particular time (if at all). The Corporation may not list the Debt Securities, Convertible Securities, Subscription Receipts, Warrants, Rights or Units on any Canadian or other securities exchange, and the Common Shares may be delisted or suspended. The liquidity of the trading market in those Securities, and the market price quoted for those securities, may be adversely affected by, among other things:

•	changes in the overall market for those Securities;

•	changes in the Corporation's financial performance or prospects;

•	changes or perceived changes in the Corporation's creditworthiness;

•	the prospects for companies in the industry generally;

•	the number of holders of those Securities;

•	the interest of securities dealers in making a market for those Securities; and

•	prevailing interest rates.

Unsecured Debt Securities

The Debt Securities may be unsecured debt of the Corporation and, if so, will rank equally in right of payment with all other existing and future unsecured debt of the Corporation. Unless collateralized or guaranteed, the Debt Securities will be effectively subordinated to all existing and future secured debt of the Corporation to the extent of the assets securing such debt. If the Corporation is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including if applicable, the Debt Securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

Subordination to subsidiary indebtedness

The Corporation conducts its operations through subsidiaries and to the extent any such subsidiary has or incurs indebtedness with a third party, the holders of the Debt Securities will, unless the Debt Securities are guaranteed by the Corporation's subsidiaries or collateralized in some other way, be effectively subordinated to the claims of the holders of such third party indebtedness, including in the event of liquidation or upon a realization of the assets of any such subsidiary.

Credit Risk

The likelihood that purchasers of Debt Securities will receive payments owing to them under the terms of the Debt Securities will depend on the financial health of the Corporation and its creditworthiness. The Corporation has limited financial resources and negative flow from its operations. The ability of the Corporation to satisfy its payment obligations under the Debt Securities, other than the conversion or payment of interest in Common Shares, as the case may be, will be dependent on its ability to generate cash flows or its ability to raise additional financing.

Tax Risk

Prospective investors should be aware that the purchase of Securities may have tax consequences both in Canada and the United States. Prospectus investors should read the tax discussion, if any, in the applicable Prospectus Supplement and consult with an independent tax advisor.

Inability to enforce actions

The Corporation is incorporated under the laws of the Province of Ontario. Some of the directors and officers of the Corporation reside principally in Canada. Because all or a substantial portion of the assets of the Corporation and the assets of these persons are located outside of the United States, it may not be possible for investors to effect service of process within the United States upon the Corporation or those persons. Furthermore, it may not be possible to enforce in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against the Corporation and certain of the directors and officers.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor who is a non-resident of Canada acquiring any Debt Securities offered thereunder, including whether payments of principal, premium, if any, and interest on Debt Securities will be subject to Canadian non-resident withholding tax. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended), including, to the extent applicable, such consequences relating to Debt Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

ENFORCEABILITY OF CIVIL LIABILITIES

The Corporation is a corporation incorporated under and governed by the OBCA. Some of the directors and officers of the Corporation, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside Canada and all or a substantial portion of their assets are located outside Canada. The Corporation has appointed an agent for service of process in Canada, but it may be difficult for holders of Securities who reside in Canada to effect service within Canada upon those directors who are not residents of Canada. It may also be difficult for holders of Debt Securities who reside in Canada to realize in Canada upon judgments of courts of Canada predicated upon the Corporation's civil liability and the civil liability of the directors and officers of the Corporation under applicable securities laws.

The Corporation filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form FX. Under the Form F-X, the Corporation appointed CT Corporation System, with an address at 111 Eighth Avenue, New York, NY 10011 USA, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of Securities under this Prospectus.

Each of Messrs. Todd A. DeBonis, David E. Lazovsky, Ajit Manocha, Suresh Venkatesan and Mohandas Warrior are directors of the Corporation who reside outside of Canada and have appointed the following agent as their agent for service of process:

Name of Person	Name and Address of Agent
Todd A. DeBonis David E. Lazovsky Anjit Manocha Suresh Venkatesan Mohandas Warrior	Bennett Jones LLP 3400 One First Canadian Place, PO Box 130, Toronto, ON M5X 1A4

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to the Securities, certain legal matters relating to Canadian law in connection with the offering of Securities will be passed upon on behalf of POET by Bennett Jones LLP and certain legal matters relating to United States law in connection with the offering of Securities will be passed upon on behalf of POET by Katten Muchin Rosenman LLP. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents.

AUDITORS, TRANSFER AGENT AND REGISTRAR

POET's auditors are Marcum LLP, City Place II, 185 Asylum Street, 17th Floor, Hartford, Connecticut 06103.

The transfer agent and registrar of the Common Shares is TMX Equity Transfer Services Inc., 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1. The transfer agent and registrar for the outstanding Warrants is Capital Transfer Agency, Suite 401, 121 Richmond Street West, Toronto, Ontario, M5H 2K1.

Interests of Experts

Marcum LLP has prepared the auditor's report with respect to the Corporation's annual financial statements for the year ended December 31, 2015, which is incorporated by reference into this Prospectus. Marcum LLP has advised that they are independent in accordance with and within the meaning of the applicable rules and related interpretations prescribed by the relevant professional bodies in Canada and the rules and standards of the United States Public Company Accounting Oversight Board and the securities laws and regulations administered by the SEC.

As of the date hereof the partners and associates of Bennett Jones LLP own, beneficially, directly or indirectly, less than 1% of any securities of the Corporation or any associate or affiliate of the Corporation.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a Prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the Prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

PURCHASERS' CONTRACTUAL RIGHTS

Original purchasers of Debt Securities, Subscription Receipts, Warrants and Rights (including any of the foregoing contained in any Units), which are convertible into other securities of the Corporation will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Debt Securities, Subscription Receipts, Warrants and Rights. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

Original purchasers are further advised that in certain provinces or territories the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights, or consult with a legal advisor.

CERTIFICATE OF THE CORPORATION

Dated: October 6, 2016.

This short form base shelf prospectus (the "Prospectus"), together with the documents incorporated in this Prospectus by reference, will, as of the date of the last supplement to this Prospectus relating to the securities offered by this Prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada (other than Quebec).

(signed) "Suresh Venkatesan"	(signed) "Kevin Barnes"
Suresh Venkatesan Chief Executive Officer	Kevin Barnes Chief Financial Officer

On behalf of the Board of Directors

(signed) "Chris Tsiofas"	(signed) "David Lazovsky"
Chris Tsiofas Director	David Lazovsky Director

C-1